Form 20-F
period 1997-12-31
D G JEWELLERY OF CANADA LTD
filed 1998-06-26
CIK 1029631

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         D.G. JEWELLERY OF CANADA, LTD.

                                    FORM 20-F


                                   (MARK ONE)

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM _____ TO _____

                             COMMISSION FILE NUMBER
                                     I-14600
                                     -------

                          D.G. JEWELLERY OF CANADA LTD.
             (Exact Name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                               1001 Petrolia Road
                         Toronto, Ontario, Canada M3J 2X7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class                                            Name of Exchange
--------------                                            ----------------
Common Stock, no par value                                Boston Stock Exchange
Redeemable Common Stock Purchase Warrants                 Boston Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value
Redeemable Common Stock Purchase Warrants

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, no par value
Redeemable Common Stock Purchase Warrants

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

5,165,000 shares of Common Stock
1,265,000 Redeemable Common Stock Purchase Warrants


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

================================================================================

                               EXCHANGE RATE DATA

         The Company maintains its books of account in Canadian dollars, but has provided the financial data in this Prospectus in United States dollars with its audit conducted in accordance with generally accepted auditing standards in the United States of America. All references to dollar amounts in this Prospectus are in United States dollars.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On June 19, 1998, the exchange rate was US$1.00 per Cdn$1.47.

    Year Ended December 31,               1994     1995     1996     1997
    -----------------------               ----     ----     ----     ----

RATE AT END OF PERIOD                   $0.7143  $0.7353  $0.7299 $ 0.6991
AVERAGE RATE DURING PERIOD               0.7299   0.7299   0.7353   0.7223
HIGH                                     0.7092   0.7009   0.7212   0.6945
LOW                                      0.7642   0.7533   0.7526   0.7493

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS GENERAL

D.G. Jewellery of Canada, Ltd. (the "Company") is primarily engaged in the design, manufacture, merchandising and distribution of stone-set jewelry for department stores, mass merchants, catalogue showrooms, television shopping networks and other high volume retailers and major discounters. The Company is also seeking to take advantage of non-traditional wholesale distribution outlets such as Internet wholesale advertising services, liquidation operations, and consumer product rental companies.

The Company believes it has established itself as a low-cost, high-volume and quality manufacturer in the value priced jewelry market. Its primary competitive advantage, particularly for the DG Division, is its innovative manufacturing methods (the "D.G. Manufacturing Process") which allow for substantially reduced costs per unit, provide substantial capacity and better quality, and require minimal skilled labor. See "Business--Manufacturing." The Company's merchandising strategy also involves the design of products that it believes will continually appeal to the mass market. The Company also assists its customers in creatively merchandising its jewelry to encourage impulse purchases.

The Company's operations are divided into three divisions. The "DG Division" manufacturers and distributes value priced stone-set rings and other jewelry products. The Company has operated the DG Division in Canada for 29 years. The "Aviv" division manufactures and assembles bridal jewelry. The Company acquired Aviv in February 1998. The "Diamonair" division assembles and distributes jewelry, primarily set with synthetic stones. The Company acquired Diamonair in November 1997.

Growth has been achieved by providing its customers with quality and service and in recent years through the D.G. Manufacturing Process, which enables the Company to provide its customers with value priced stone-set mass appeal jewelry at lower cost than many of its competitors. The Company maintains long-standing relationships with Canadian customers such as Reed's Jewellers, The Twain Group and The Shopping Channel. In the last two years, the Company has also focused on the much larger American market. The DG Division established a United States sales office in Tampa, Florida and currently sells products to customers such as Wal-Mart, Fred Meyer Inc., Value Vision International Inc., Suarez Corporation, which is a direct mail order company, and others, including Zales Corporation ("Zales"), the largest jewelry retailer in the United States. The Company has also utilized strategic acquisitions to increase its presence in the United States. Diamonair's customers include Finlay Fine Jewelry Corp. ("Finlay"), which operates leased fine jewelry departments in department stores for retailers such as May Department Stores and Federated Department Stores. Aviv sells to Zales and Finlay, as well as many independent jewelers in the United States. In 1997, approximately 63% of the Company's sales were in the United States, as compared to 17% in 1995.

Business Strategy

The Company believes that its business strategy will enable it to become a leader in the value priced, stone-set jewelry market. The Company believes that its business strategy will allow it to leverage the expertise and customer base it has established in the Canadian market to increase sales in the much larger markets of the United States. The Company also believes that it can increase sales of its other products, including bridal jewelry, by integrating the Company's divisions. The Company's primary business strategies are as follows:

Capitalize on the DG manufacturing processes
The DG Manufacturing Process allows the Company to produce mass quantities of stone-set, value priced jewelry. The Company is able to offer quality products to its customers at prices that are competitive with or lower than its competitors offering similar goods while maintaining adequate profit margins. Management believes that the DG Manufacturing Process produces goods that are superior to comparably priced goods produced by competitors. The Company believes that these advantages will allow for continued growth in market share of value priced jewelry.

Integrate the Aviv and Diamonair Acquisitions
The Company completed both the Aviv and Diamonair acquisitions in the last eight months. Although the DG Division manufactures products for Diamonair, the three divisions' operations have not been fully integrated. The Company is reviewing the Aviv and Diamonair product lines to determine how to manufacture more of their product lines with the DG manufacturing process. The Company is also looking into the feasibility of utilizing each division's distributions lines and customers to promote and "cross-sell" the products of the other divisions. The Company believes that this cross-promotion will increase the rate of penetration of DG's products into the US markets.

Extend Customer Base and Utilize Non-traditional Distribution Lines
While the Company has developed a broad customer base, the Company targets its marketing efforts towards large retailers, such as department stores, mass merchandisers, television shopping networks, catalogue showrooms and other discount stores, whose overall share of retail jewelry sales is expected to increase. These customers typically require a high level of service, and the Company seeks to build long-term relationships by making it convenient and cost-effective for these customers to rely on the Company for essential services such as product design, inventory control and delivery.

The Company is also seeking to sell its products through non-traditional wholesale distribution outlets such as television shopping networks, internet wholesale advertising services, liquidation operations and consumer product rental companies. Management believes that the Company's products are ideal for many of these non-traditional outlets, which usually feature moderate and lower priced products.

Maintain a Broad Product Mix
The Company maintains a broad product mix so that it can meet the varying needs of its customers, who range from discount stores such as Wal-Mart, Inc. to department stores such as Sak's Fifth Avenue. This also enables the Company to supply each customer with a number of different styles of each product, which jewelry retailers generally like to have in stock. The DG Division, Aviv and Diamonair currently offer the Company's customers approximately 5,000, 4,000 and 600 styles of rings, respectively. The Company also offers its customers over 800 other products, primarily pendants and earrings.

The Company attempts to provide its customers with rings and other jewelry products that incorporate traditional styles and designs. While the Company regularly updates its product lines and offers new products, it seeks to avoid designs incorporating fashion trends that are expected to have short life cycles. This approach enables the Company and its customers to avoid accumulating obsolete inventory. Additionally, the Company can create specially designed products in response to requests or pictures submitted by customers. This variety and flexibility allows the Company to meet a wide variety of its customers' jewelry needs.

Acquisitions and Joint Ventures
The Company has utilized the Aviv and Diamonair acquisitions to increase the rate of the Company's penetration into the U.S. jewelry markets. Each acquisition also broadened the Company's product line and increased the number of customers that the Company works with, creating cross-selling opportunities. Although it has no current plans or potential targets, the Company may make additional acquisitions of manufacturers or distributors of complementary jewelry products in the future if such potential targets offer strategic opportunities for the Company as a whole.

The Company also intends to use strategic partnerships and joint ventures to create additional revenue for the Company and to create opportunities for the sale of the Company's products. Currently, the Company is in negotiations with Time Group USA, Inc. ("Time") to acquire 50.1% of Time. Time primarily will provide repair and engraving services for watches and other jewelry. See "Time Group, Inc." The Company is also in negotiation with Silverman Jeweler's Consultants to establish an inventory liquidation services company in Canada. See "Silverman Retail Solutions, Inc."

Marketing

The Company maintains sales offices at its Toronto headquarters, at the Aviv manufacturing and office facility in Houston, Texas, at the Diamonair offices in Cedar Knolls, New Jersey and in Tampa, Florida. The Company's sales staff promotes the Company's products to a wide range of customers via existing relationships, trade shows and product presentations.

The Company seeks to provide value priced, quality products. Price and quality are of particular importance in the jewelry market because, except at the highest end of the market, advertising and brand name recognition are minimal. The Company believes that the D.G. Manufacturing Process allows it to provide its customers the DG Division products at prices that are competitive with or lower than its competitors' products. Similarly, the incorporation of DG Division products and manufacturing into Diamonair has allowed for competitive pricing of that division's products. The Aviv products, which usually are made of more expensive metals and contain more expensive stones, are also competitively priced when compared with goods of similar quality. Marketing of Aviv products are aided by Aviv's specialization in bridal jewelry, which allows Aviv's sales people to focus their marketing efforts on certain market segments.

Often, retail stores are provided pre-arranged presentation trays. These trays usually contain the Company's most popular styles in common sizes. The Company believes that these trays make it convenient and cost effective for retail stores to display and promote the Company's products. The Company believes that retail store operators who utilize these pre-arranged presentation displays, which may include point-of-purchase displays, will elicit impulse purchases of the Company's products because the styles are familiar to customers and are priced at attractive levels. Aviv also utilizes independent sales representatives, who promote Aviv's products to smaller retail outlets.

Management emphasizes maintaining and building upon the Company's relationships with existing customers. The Company provides specialized support services to its customers, including bar-coding and drop shipping to individual customer locations as well as central distribution centers. Further, in order to fill customer orders more quickly and effectively the Company has an Electronic Data Interchange ("EDI") program pursuant to which the Company electronically receives purchase orders from participating customers and electronically transmits to the customers order acknowledgments, invoices and advance shipping notices. The EDI link and other support options, in management's opinion, assures an ongoing business relationship. The Company believes these specialized services, which are particularly important in marketing to large retailers, enhance the Company's ability to attract and retain customers.

Although the Company's sales are generally non-refundable, the Company may accept returns of certain items in order to maintain customer goodwill and as part of promotional programs. Returns of products are not significant and generally are made as part of stock balancing transactions in which the returned products are replaced with products better suited to the customer's needs. The Company has not experienced any difficulty in reselling returned merchandise.

In 1997, the Company began listing excess inventory on an Internet wholesale commerce website. The Company intends to continue this practice because it provides an inexpensive method for disposing of excess inventory on favorable terms.

Customers

The Company maintains a broad base of customers concentrated in four major jewelry segments: (i) department stores such as Sears Roebuck, J.C. Penney and Saks Fifth Avenue (the Company's products are also sold in certain Federated Department Stores and May Department Stores through, Finlay Fine Jewelry Corp., an operator of jewelry boutiques within other department stores); (ii) specialty markets, such as The Shopping Channel (Canada) and ValueVision; (iii) jewelry chain stores such as Zales, Gordons, Friedmans and others and (iv) mass merchandisers such as Wal-Mart. The Company generally does not sell pursuant to any formal or long-term contracts.

For the year ended December 31, 1997, three major customers accounted for 42% of sales. Finlay accounted for 19% of sales, Silverman Jeweler Consultants, Inc. accounted for 14% of sales and WalMart accounted for 9% sales. For the year ended December 31, 1996, the Company's two largest customers were Wal-Mart (21% of sales) and Zellers, Inc. (Canada)(11% of sales). The loss of any of the these customers or a significant reduction in their orders would have a materially adverse effect on the Company. Except for Zellers, the Company believes that its relationship with its customers is good. Zellers, who had purchased rings pursuant to a contract with the Company, has stopped purchasing products from the Company and is in litigation with the Company. See "Item 3 - Legal Proceedings."

Product and Design

The Company seeks to provide its customers with a broad selection of jewelry products that incorporate traditional styles and designs. The Company seeks to avoid designs incorporating fashion trends which are expected to have short life cycles. This approach enables the Company and its customers to avoid accumulating obsolete inventory. Additionally, producing a greater quantity of a particular product results in a more efficient manufacturing process.

However, the Company regularly updates its product lines and offers new products. The Company maintains a staff of model makers/designers who develop new designs based on research of the market and surveying stores, catalogues and industry publications to determine current trends. Additionally, the Company can create specially designed products in response to requests or pictures submitted by customers. New product design prototypes are created, and after evaluation the final product design is produced. Currently, the Company is perfecting its computer aided design system which is quicker and more accurate than design by humans.

A principal goal of the Company's design program is to maximize the perceived value of the Company's products through design and manufacturing innovations that enhance the appearance of the jewelry without causing corresponding increases in product costs. This design approach assists the Company in producing quality products reflecting general consumer tastes. The Company, particularly the D.G. Division and Diamonair, seeks products, not as fashion leaders or faddish styles, but of enduring styles that encourage moderately priced impulse purchases.

Rings account for approximately 90% of the Company's sales by units sold and dollar revenue. The D.G. Division currently offers approximately 5,000 styles of rings. The rings are moderately priced and the average wholesale price of the rings is approximately $150.00. The retail price of the D.G. Division's better selling products range from $30.00 to $600.00, although some products can cost as much as $1,000. The rings are made principally in 10 karat gold. The Company's products contain a variety of stones classified as diamonds, precious (e.g., rubies, sapphires, emeralds), semi-precious (e.g., garnet, topaz, amethyst, aquamarine, opal) or synthetics (e.g., cubic zirconia, spinel). The use of stones increases average unit sales price and results in greater margins. Additionally, the inclusion of stones creates a greater margin flexibility to insulate the Company from fluctuation in the value of gold. The D.G. Division manufactures a number of rings with multiple stones because management believes the D.G. Manufacturing Process allows the Company to produce multiple stone items at a lower cost than the Company's competition.

Aviv offers approximately 4,000 rings, most of which are intended to be used as wedding or engagement rings. Aviv's rings are made up of precious metals, including 24 karat gold and platinum. The average wholesale price of the Aviv products is $700.00. The retail price of Aviv's better selling products range from between $500.00 and $1,500.00. Some of Aviv's diamond rings are sold for as much as $5,000.

Diamonair offers approximately 600 rings, primarily adorned with cubic zirconia stones. Although many of Diamonair's products are made of precious metals, the Diamonair products are generally lower priced goods. The average wholesale price of Diamonair's products is $100. The retail price of Diamonair's better selling products range from $50 to $500. The Company is planning to introduce other stones, which may include gem stones as well as other synthetic stones into the Diamonair products.

The Company, through each of its three divisions, offers approximately 800 earrings and pendants. Many of these products are manufactured with the D.G. Manufacturing Process, which allows the Company to produce these items at costs which are competitive with or less than the Company's competitors. The Company also designs earrings and pendents to match some of the Company's rings so that the products can be sold as a set.

Manufacturing Process

The D.G. Manufacturing Process is a special process for producing a high-volume of low-cost multi-stone rings. The D.G. Manufacturing Process provides the Company, with a current estimated manufacturing capacity of approximately 15,000 rings per week. This process is utilized at the Toronto facility for the DG Division product line and certain Diamonair products. The Company believes that it has a reputation for its expertise in the setting of stones and the Toronto facility is presently producing an average of approximately 1,500 to 1,800 rings per week. Management believes that its manufacturing capabilities distinguish it from most of its competitors and enable it to produce very competitively priced, quality and consistent products satisfying its customers' demands for mass merchandising.

The D.G. Manufacturing Process combines modern technology, mechanization and hand craftsmanship to produce fashionable and moderately priced jewelry. Its manufacturing operations involve combining pure gold with other metals to produce 10 and 14 karat gold, manufacturing cast jewelry, and finishing operations such as cleaning, polishing, diamond-cut, engraving, plating and other jewelry work. The Company utilizes the lost-wax/cast-in-place method of jewelry manufacturing to produce high-quality gold rings, earrings, pendants and bracelets. This is based on an investment casting process used in the jewelry manufacturing industry. It entails creating wax duplicates of the items which are encased in a plaster mold. The plaster is hardened in an oven while the heat melts away the wax, leaving a hollow mold pre-set with stones in place. The mold is injected with metal, in effect reverse-mounting the stones in the jewelry. After the casting process, the jewelry undergoes a series of cleaning and polishing stages before being labeled with the retailer's price tag and bar codes and shipped. This process allows unskilled labor with virtually no training to set as many as 8,000 stones per day per stone setter, at a cost of approximately four cents per stone. This compares to the normal setting process of a skilled setter, setting up to 150 stones per day, at a cost of up to $1.00 per stone or more. However, the percentage savings are far more significant when the intrinsic values which make up the jewelry item are lower. This is so because the greater the labor factor in the product's cost structure, the greater the percentage savings when such labor factor is reduced.

Many of the D.G. Division's manufacturing personnel are paid on a piece-work basis. Management believes this basis provides incentive to maximize productivity while at the same time, it provides the Company accuracy in cost accounting. The Company's strict quality control guidelines ensure that quality is not sacrificed for productivity. The Company uses a bar-coded tracking system for all inventory in process. When a job bag is transferred from one employee to another, it is automatically electronically 'wanded' (UPC bar coded for number of units, style, and other pertinent customer information) into that employee's custody. This has the effect of assigning responsibility for the inventory. It also causes the recipient employee to verify quality of the product prior to his commencement of work, in effect, policing the prior person's work. If the previous employee's work was substandard, the recipient will require that person to take the extra time to correct the work. Otherwise, the recipient would have to correct such product at no additional compensation and would further make the recipient's work more difficult as well as delaying his production. Therefore, the system is self policing.

Management believes that these significant savings will allow the Company to produce jewelry that previously did not warrant large labor costs and accordingly have not been produced by anyone else. Specifically, multi-stone sterling silver products could now be mass produced to retail at prices geared to mass merchandiser's "customers" profiles. These products could now sell in a range from $9.99 to $49.97 retail, and project a quality and perceived value of several times that amount. Management believes the jewelry industry has avoided producing this type of product since the sterling silver metal value and the synthetic stone values did not warrant too much labor costs. The Company's lower labor costs makes it possible to produce these products profitably.

Currently, manufacturing and other operations for the Aviv product line are accomplished at the Company's facility in Texas. The lease to this factory was assigned to the Company in connection with the acquisition of Aviv. This four year old facility produces an average weekly volume of 800 rings and Management believes its current facilities have the capacity to produce approximately 4,500 rings per week.

Diamonair primarily purchases products from the D.G. Division and other manufacturers in a finished condition. However, Diamonair does do some assembly, repair and packaging of its products from its facility in Cedar Knolls, New Jersey.

The manufacturing process in the jewelry industry results in great volumes of gold scrap. The Company has strict controls to minimize waste. Management believes that its manufacturing processes reduce the handling of the end jewelry product and accordingly, the quantity of jewelry scrap is greatly reduced. The scrap in the form of chips, filings, grindings and sweepings, are recovered by the Company and sent to refiners to recover the gold. The Company's recovery from refiners in 1996 and 1997 were 1,065 ounces or approximately $420,000, and 1,565 ounces or approximately $545,000, respectively.

Supply

The Company purchases its gold from banks, gold refiners and commodity dealers. Management believes this arrangement is sufficient to meet the Company's requirements. Gold acquired for manufacture is at least .995 fine and is combined with other metals to produce 10 or 14 karat gold. The term 'karat' refers to the gold content of alloyed gold, measured from a maximum of 24 karats (100% fine gold). Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 10 or 14 karat gold of different colors. These alloys are in abundant supply and are readily available to the Company. Other precious and semi-precious stones are available from many suppliers in Canada and the United States.

The world's supply of diamonds comes primarily from De Beers Consolidated Mines, Limited ('De Beers'), a South African company. The continued availability of diamonds to the jewelry industry is dependent, to some degree, on a continual supply from De Beers. While several other countries are major suppliers of diamonds, in the event of an interruption of supply from South Africa, the Jewelry industry, as a whole, could be adversely affected, which could impact the supply of diamonds to the Company.

The Company does not presently engage in hedging activities with respect to possible fluctuations in the prices of precious, semi-precious gemstones or metals. The Company believes the risk of price fluctuations can be mitigated by changes in the prices the Company charges its customers, which the Company has historically done in response to such fluctuations. However, there can be no assurance that a downward trend in the prices of stones or metals would not have a material adverse impact on the valuation of the Company's inventories or that an increase in prices would not make it more difficult or costly for the Company to acquire inventory.

The Company purchases its supplies and raw materials from a variety of suppliers and it does not believe the loss of any of the suppliers would have a material effect on its business. Alternative sources of supply for raw materials for production of jewelry are readily available.

The Company carefully inspects all materials sent and received from outside suppliers, monitors the location and status of all inventory, and has strict internal control procedures of all jewelry as it proceeds through the manufacturing process. A complete physical inventory of gold, silver and gemstones is taken at the Company's manufacturing and administrative facilities on an annual basis. The Company employs an agency to provide a security staff and has various security procedures in the hiring of personnel as well as internal-security procedures regulating employee conduct.

Insurance

The Company maintains primary all-risk insurance, with limits in excess of the Company's current inventory levels, to cover thefts and damage to inventory located on the Company's premises. The Company also maintains insurance covering thefts and damage to Company owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but generally is in excess of the value of the gold supplied by the Company. The Company maintains fidelity insurance which provides coverage against theft or embezzlement by employees of the Company. Additionally, the Company maintains director's and officer's liability insurance in the amount of $5,000,000.

Competition

The jewelry manufacturing industry is highly competitive, and the Company's competitors include domestic and foreign jewelry manufacturers and wholesalers and importers who may operate on a national, regional and local scale. The primary competitive factors are price, design, quality, customer service and established customer relationships.

The diverse distribution channels in which the Company markets its products frequently involve different competitive factors. The ability to provide specialized services is a particularly important competitive factor in its sales to certain large retailers such as mass merchandisers, discount stores and warehouse clubs. Product availability and the ability to offer consistent product quality at competitive prices tend to be the key competitive factors to the customer segments which the Company serves. Some of the Company's competitors may specialize in sales to particular distribution channels and may have relationships with customers in those distribution channels that make competition by the Company more difficult. The Company believes that the recent trend towards consolidation at the retail level in the jewelry industry will increase the level of competition in the markets in which the Company competes.

In Canada, management believes it has two primary competitors, both larger than the Company. A&A Jewelry of Scarborough, Ontario is the Canada's largest jewelry manufacturer. It manufactures both casted ring products and stamped gold earrings and pendants, and its sales are both in Canada and the United States. Finecraft Industries Limited is the other major Canadian manufacturer, which also imports from the Far East.

In the United States, the market, although highly fragmented, does contain a number of major competitors many of whom import much of their product from the Far East and many of whom sell higher priced items. The United States competitors include Town & Country Fine Jewelry Group, M. Fabrikant & Sons, Inc., Samuel Aaron Inc., Simon Golub, PAJ, Inc., Nissko Jewellery Trading, World Pacific Products, Andel, Andin International Inc., Oroamerica, Inc., Dalow Industries and Michael Anthony Jewelers Inc.

Patents and Trademarks

The Company has received or applied for trademarks of certain product names and for patents on approximately 200 Aviv product designs. These trademarks and patents are not economically material to the Company.

The Company does not have, nor does it rely, on patents to establish or protect its market position. The

Company has not applied for patent protection of the D.G. Manufacturing Processes to avoid disclosing its unique application, modification and improvements relating to certain basic processes known in the industry. Further, the Company cannot be assured that the process which it believes is proprietary would qualify for a patent, and if a patent would be granted, there is no assurance as to the extent of its enforceability. There can be no assurance that competitors will not be able to imitate the Company's manufacturing processes, which could have a material adverse effect on the Company.

The New York Gold and Diamond Exchange.

As part of the acquisition of Aviv, the Company acquired the New York Gold and Diamond Exchange ("NY Gold"), a retail store. NY Gold is located in a 1,500 square foot area of the Aviv facility in Houston, Texas. NY Gold sells the products of Aviv and other manufacturers and offers the Company an excellent opportunity to profitably dispose of excess inventory of Aviv products. The Company intends to increase the amount of DG Division and Diamonair products that it sells in the store.

Time Group USA, Inc.

The Company is currently in negotiations with the owners and management of Time Group USA, Inc. ("Time") to acquire 50.1% of the issued and outstanding stock of Time. Time is a development stage company that provides repair and engraving services for watches and other jewelry. Currently, Time engages in limited operations on five military bases. There can be no assurance that the Company will successfully complete the agreement to acquire a controlling interest in Time or that the Time operations will provide the Company with significant or any revenue or net income.

Silverman Retail Solutions, Inc.

The Company is currently in negotiations with the owners and management of Silverman Jeweler's Consultants, Inc. to form a joint venture, Silverman Retail Solutions, Inc. ("SRS"), to engage in inventory liquidation services in Canada. Silverman Jewelers Consultants has provided such services in the U.S. and intends to utilize the Company's familiarity with the Canadian markets to expand into Canada via SRS. SRS will purchase and resell, or act as a sales agent, to sell excess inventory from entities in financial trouble or other entities who need to dispose of large amounts of inventory quickly. SRS will sell a variety of consumer products, including jewelry. Management believes that SRS' jewelry sales will create opportunities to sell the Company's products when packaged with inventory acquired through the liquidations. There can be no assurance that the Company will successfully complete the agreement to form the SRS joint venture or that the SRS operations will provide the Company with significant or any revenue or net income.

Employees

At May 31, 1998, the Company employed 200 persons on a full-time basis, including approximately 165 engaged in manufacturing and distribution, 12 salespeople, 16 general and administrative and seven executives, each of whom performs various other functions such as sales and marketing.

The Company has no unions and believes its relationship with its employees is good.

Environmental Compliance

Certain of the manufacturing processes utilized by the Company require the use of chemicals and other hazardous materials. The Company has an ongoing compliance program to ensure that its manufacturing processes are in compliance with environmental rules and regulations.

Seasonality

Retail sales of jewelry are weighted to the fourth quarter. According to the World Gold Council, retail sales by quarter have remained consistent over the last three years with the fourth quarter accounting for approximately 44% of the retail dollar sales and 46% of the retail unit sales in the jewelry industry. In 1995 the month of December accounted for 28% of the retail dollar sales and 31% of the retail unit volumes. For manufacturers these sales patterns reflect a business that tends to fall one-third in the first half of the year with the remaining two-thirds in the second half of the year.

While the Company's sales are subject to seasonal fluctuations, this fluctuation is mitigated to a degree by the early placement of orders by many of the Company's customers, particularly for the Christmas holiday season. Further, management believes that its sales and those of its customers are not as seasonally affected as most competitor's sales because many of the Company's products are lower priced goods designed for mass merchandising, which generate year round impulse purchases.

ITEM 2 - DESCRIPTION OF PROPERTY


The Company's executive and administrative offices and primary manufacturing and marketing facilities are located in a newly-renovated 23,000 square foot facility in Toronto, Ontario. This facility is leased from 1001 Petrolia Road Limited Partnership, the general partner being 1013418 Ontario Inc. Jack Berkovits, Chairman, CEO and President of the Company is the sole shareholder, officer and director of that general partner. The lease is a 10 year net, net lease and expires January 31, 2005. Annual lease payments are currently $100,600, increasing each year by the greater of $.37 a square foot or the percentage increase in the Consumer Price Index for the Municipality of Metropolitan Toronto. Real estate taxes, utilities, maintenance and insurance cost the Company approximately $95,000 for the year ended December 31, 1997. Management is of the opinion that the terms of the lease are as favorable as could be obtained from unaffiliated third parties. See "Item 13. Interest of Management in Certain Transactions."

The limited partnership owned by Mr. Berkovits originally obtained a $660,000 five year mortgage on the property from the Canadian Imperial Bank of Commerce in 1993. At June 1, 1998, the mortgage was $618,689. The loan was interest free for the first six months with the balance of the term at 5% per annum. The Company is a guarantor of this mortgage. A second mortgage was obtained to secure the Company's financing facilities with The Bank of Nova Scotia.

Effective as of June 1, 1997, the Company entered into a sublease for the 25,000 square foot manufacturing and office facility in Houston, Texas from which Aviv, Inc. had operated prior to the Company's acquisition of Aviv. The sublease is to terminate on the earliest of (i) May 30, 2003, (ii) four months after notice is given by the Company, or (iii) upon termination of the primary lease on the property. The primary lease is not due to terminate until March 2014, although it is terminable by the landlord upon certain events, such as the failure of the tenant to pay rent. The Company pays annual rent of $130,476. The Company primarily uses the Houston facility for the manufacturing and storage of the Aviv products, as well as sales, design and administrative offices. Also located at the Houston Facility is the Company's retail store, which occupies approximately 1,500 square feet.

Effective as of November 21, 1997, the Company entered into a sublease for the 7,880 square foot facility in Cedar Knolls, New Jersey that Litton Systems had used to operate Diamonair prior to its acquisition by the Company. The Company has the option, upon thirty days notice, to reduce the total area which it occupies and receive a proportionate reduction in rent so long as the Company occupies at least 5,000 square feet. The sublease terminates on November 20, 1998. The Company has the right to renew the lease for three successive one year terms. The Company pays annual rent of $84,789. The Company uses the facility for the assembly and storage of Diamonair products, as well as sales, design and administrative offices.

The Company believes that its facilities are adequate for the Company's current operating levels and presently foreseeable growth.

ITEM 3 - LEGAL PROCEEDINGS

On May 29, 1997, Zellers, a department store chain, initiated an action against the Company in the Ontario Court of Justice (General Division) alleging a breach of contract for failure by the Company to credit certain returns to Zellers' account and to provide Zellers with replacement merchandise. Zellers had been purchasing rings from the Company pursuant to a contract which was to terminate in December 2001. Zellers is seeking compensatory damages of $1,800,000, punitive damages of $360,000 and counsel fees and court costs. The Company intends to vigorously defend the action. The Company has also filed a counterclaim for breach of the contract, for, among other claims, Zellers failure to continue to purchase rings from the Company and the Company is seeking damages in excess of $13,000,000. Although discovery has occurred, no trial has commenced. The parties are currently attempting to negotiate a settlement. There can be no assurance that a settlement will be reached or that any resolution of this matter will not have a material adverse effect on the Company.

The Company is not a party to any other material litigation nor are any such proceedings pending or threatened.

ITEM 4 - CONTROL OF REGISTRANT

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

PRINCIPAL SHAREHOLDERS

         The following table sets forth as of the date of this Prospectus, the names and beneficial ownership of the Company's Common Stock beneficially owned, directly or indirectly, by (i) each person who is a director or executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) all holders of 5% or more of the outstanding shares of Common Stock of the Company, both before and after giving effect to this Offering.


                                                       Amount and
                                                        Nature of
        Names and Address of Beneficial                Beneficial
                    Owner(1)                           Ownership(2)              Percentage of Shares Outstanding
                    --------                           ------------              --------------------------------

                                                                                Prior to the          Following the
                                                                                  Offering             Offering(3)
                                                                                  --------             -----------

Jack Berkovits..................................        2,811,250(4)                52.4%                41.0%
The Berkovits Family Trust......................             426,000                 8.2%                 6.4%
Sheba Berkovits(5)..............................          816,000(5)                15.8%                12/3%
Gary Davis......................................           11,250(6)                    *                    *
Leonard Fasullo.................................           11,250(6)                    *                    *
Charles Winston.................................            5,625(6)                    *                    *
Aaron Grubner...................................            7,500(6)                    *                    *
5140 Yonge Street
Suite 1540
Toronto, Ontario M2N 6L7
Joan A. Pajunen.................................            7,500(6)                    *                    *
All directors and executive officers
as a group (6) persons..........................           2,854,375                52.8%                41.4%


* Less than one %.

          (1) Except as set forth above, the address of each individual is 1001 Petrolia Road, Toronto, Ontario, Canada M3J 2X7.

          (2) Based upon information furnished to the Company by either the directors and executive officers or obtained from the stock transfer books of the Company. The Company is informed that these persons hold the sole voting and dispositive power with respect to the Common Stock except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Stock held by each person or group of persons named above as of the date of this Prospectus, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of the date of this Prospectus, the Company had 5,165,000 shares of Common Stock outstanding and an additional 500,000 shares of Common Stock provided for issuance under the 1996 Plan.

          (3) Gives effect to an aggregate of 1,485,000 shares issuable upon exercise of the Warrants, the Underwriter's Warrants and the Warrants contained therein.

          (4) Includes (i) 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Mr.

              Berkovits and his wife are co-trustees; (ii) 390,000 shares of Common Stock owned by his wife and (iii) 201,250 shares issuable upon options that are currently exercisable or exercisable in the next sixty days. Does not include an aggregate of 390,000 shares of Common Stock owned by two of Mr. Berkovits' sons who are independent of their father; and (ii)176,250 shares of Common Stock underlying the Options which are not currently exercisable or exercisable in the next sixty days.

          (5) Includes 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Ms. Berkovits is a co-trustees. Ms. Berkovits is the wife of Jack Berkovits.

          (6) Consists of options which are currently exercisable or exercisable in the next sixty days.


ITEM 5 - NATURE OF TRADING MARKET

Since the initial public offering of the Company's Common Stock on April 17, 1998, the Common Stock and Warrants have been traded on the NASDAQ SmallCap Market ("NASDAQ") under the symbols DGJLF and DGJWF, respectively, and on the Boston Stock Exchange under the symbols DGJ and DGJW. Prior to April 1997, there was no market for the Company's shares. There is no non-United States trading market for such securities and there is no limitation on non-Canadians owning shares of the Company's Common Stock.

The following are the high and low sales prices reported for the Company's shares as reported on NASDAQ/NMS during each quarter since such trading commenced in April 17, 1997:

     Quarter                              High            Low
     -------                              ----            ---

April 18, 1997-June 30, 1997             10 1/8          4 3/4
Third Quarter 1997                        5              1 3/4
Fourth Quarter 1997                       2 11/16        1 3/4

First Quarter 1998                        3 5/8          1 3/4
April 1-June 5, 1998                      5              3 1/2

As of June 1, 1998, there were 13 shareholders of record and approximately 700 beneficial owners.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common stock. See Item 7 "Taxation".

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of Ontario or in the charter documents of the Company.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investments is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.


ITEM 7. TAXATION

Management considers that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common stock in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the ITA), the regulations thereunder (the "Regulations") and the current publicly announced administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those\discussed herein.

Dividends

Dividends paid on Common Stock of the Company to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the protocol signed on March 17, 1995 (the "Treaty"), provides that the normal, .25% withholding tax rate is reduced to 5% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. However, the Company does not anticipate paying dividends in the near future. See

Item 5, "Nature of Trading Market."

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company's common stock is listed on a prescribed exchange and therefore will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, non-arms length persons, or the non-resident together with all such persons owned not less than 25% of the issued shares of any class of the capital stock of the Company.

In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived from real property or natural resources situated in Canada. However, in such case, certain transitional relief under the Treaty may be available. In certain circumstances, the Treaty allows Canada to tax former residents on gains from the disposition of taxable Canadian property where such property was owned at the time of their departure from Canada or was received in substitution therefor in a transaction that is tax-free under Canadian law.


ITEM 8. SELECTED FINANCIAL DATA

Summary Financial Information

The summary financial information set forth below is derived from the more detailed consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The Company maintains its books and records in Canadian Dollars, but has reconciled such financial data to United States dollars (see 'Exchange Rate Data') and has prepared its consolidated financial statements contained in this Form 20-F in accordance with generally accepted auditing standards in the United States. See 'Report of Independent Auditors' and 'Consolidated Financial Statements.' All information should be read in conjunction with the consolidated financial statements of the Company and the notes contained elsewhere in this Form 20-F.

                                             Year Ended December 31
                                             ----------------------

                                     1995             1996               1997
                                     ----             ----               ----

                                      (In thousands except per share data)
                                      ------------------------------------

     Revenue................       $13,942           $14,182           $22,128
     Gross Profit...........         2,821             2,807             6,450
     Net Income.............           478               457             1,045
     Net Income Per.........          0.12              0.11              0.22
     Share..................



                                                    December 31
                                                    -----------

     Balance Sheet Data:             1995             1996               1997
                                     ----             ----               ----

     Working capital........        $4,637            $3,317           $10,235
     Total assets...........        13,103            16,773            33,922
     Long-term debt.........         2,693             1,081             2,865
     Total liabilities......        10,402            13,610            23,327
     Shareholders'                   2,701             3,163            10,595
     equity.................

--------------
(1) The Company changed its fiscal year in January 1995 from January 31, to a calendar year. Therefore, the fiscal year ended December 31, 1995 includes only eleven (11) months rather than a full fiscal year.

(2) The information in this table has been retroactively restated to reflect a 39,000-for-1 share stock split in the Company's Shares effected in December, 1996. See 'Capitalization.'



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.


     The statements contained in this Prospectus that are not historical are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the Company's expectations, intentions, beliefs or strategies regarding the future. Forward looking statements include the Company's statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward looking statements included in this Prospectus are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements.

     The Company's future success as a manufacturer and distributor of value-priced, stone-set jewelry will be influenced by several factors including technological developments in the mass production of jewelry, the ability of the Company to efficiently meet the design and production requirements of its customers, and the market acceptance of its jewelry. Further factors impacting the Company's operations are increases in expenses associated with continued sales growth, the ability of the Company to control costs, management's ability to evaluate the public's tastes and orders to target satisfactory profit margins, the ability to develop and manage the introduction of new designed products, and competition. Quality control is also essential to the Company's success, since customers demand compliance with design and product specifications and consistency of production.

     The Company had an agreement with Diamante, a retail jeweler owned by a former Vice President of the Company which provided the Company with the ability to control that company and be entitled to 95% of Diamante's profits. That agreement, which terminated as of February 7, 1997, resulted in Diamante's financial statements being consolidated with the Company. The amount of profits of Diamante that have been recorded in the consolidated financial statements were approximately $8,000, $27,000 and $0 for the periods ended December 31, 1995, December 31, 1996 and December 31, 1997, respectively. The forfeiture of the aggregate amount of profits of Diamante for the period since inception to February 7, 1997 of approximately $35,000 was recorded in the financial statements for the first quarter of 1997 as a compensation charge. Furthermore, all sales to Diamante subsequent to February 7, 1997 have been recorded on a cash basis. The Company's utilization of its high-volume manufacturing techniques sometimes results in excess inventories. In the past, the Company either sold these excess inventories in lots at prices which usually resulted in losses of its investment in labor and overhead and without recovering its full cost of stones, or it internally recycled the metal and most stones by disassembling the product, re-melting the gold or silver and removing the stones. This recycling resulted in additional incurred labor and overhead costs. Once Diamante established its factory outlet stores, it provided the Company with an opportunity to sell its excess inventories on more favorable terms. The Company, by selling to Diamante then avoided the costs and losses that it had incurred in the past and afforded it a more advantageous method of dealing with its excess inventories. The Company is the primary supplier of product to Diamante and the Company's account receivable from Diamante is fully secured by all the assets of Diamante, which security interest has been pledged by the Company to The Bank of Nova Scotia for the Company's financing facilities. The Company performs certain administrative functions for Diamante.

     Generally, the Company does not provide products pursuant to long-term contracts. The Company has an exclusive jewelry supply contract with Zellers, Inc. of Canada ("Zellers") that, pursuant to its terms, is to terminate in December 2001. Sales to Zeller's were $1.6 million in 1996 and $550,000 in 1997. Currently, the Company is in litigation with Zellers and Zellers is not purchasing any products from the Company. See Item 3 - Legal Proceedings.

     On November 21, 1997, the Company acquired substantially all of the assets of the wholesale jewelry division of Litton Systems, Inc., which division had operated under the trade name Diamonair, for approximately $5.8 million. The acquisition was accounted for using the purchase accounting method. In accordance with the purchase accounting method, Diamonair's results have been included in the Company's consolidated financial statements since the acquisition date.

     Sales of Diamonair products after the acquisition by the Company on a non-consolidated, unaudited basis were approximately $3.8 million and the profit margin was approximately 25%. Diamonair purchased products from approximately 20 suppliers. The Company believes that it can increase the profit margin on Diamonair products by increasing the amount of Diamonair products manufactured by the Company using the D.G. Manufacturing Process. The Company also intends to increase sales of Diamonair products by introducing the Diamonair products into the distribution lines used by the D.G. Division and the Aviv Divisions.

     On February 10, 1998, the Company completed its acquisition of substantially all of the assets of Aviv, Inc., by assuming approximately $4.3 million in debt. The effective date of the acquisition was June 1, 1997. The acquisition was accounted for using the purchase accounting method. In accordance with the purchase accounting method, Aviv's results have been included within the Company's consolidated financial statement since the effective date of the acquisition on June 1, 1997.

     Sales of Aviv products after the acquisition by the Company on a non-consolidated, unaudited basis were approximately $7.3 million and the profit margin was approximately 24%. Of Aviv's sales, approximately $700,000 were attributable to the New York Gold and Diamond Exchange, a retail store at Aviv's facilities in Houston, Texas. The Company does not anticipate that the cost of many of the Aviv products will be reduced significantly by the D.G. Manufacturing Process. Aviv's products generally are made with more expensive metals and stones than the Company's other products. Therefore, savings in the manufacturing process do not result in unit cost reductions that are material in relation to the total price of the Aviv jewelry. The Company also intends to increase sales of Aviv products by introducing the Aviv products to the distribution lines used by the D.G. Division ad Diamonair Division.

     Currently, the Company is reviewing its administrative costs to determine if there are areas where expenses could be reduced through further integration and consolidation of the acquisitions. Although the Company expects to achieve some level of consolidation, these potential cost reductions are limited in many areas because (i) operating in the United States and Canada limits the advantages of consolidating certain accounting and human resources functions and
(ii) Management believes that maintaining the existing Aviv and Diamonair sales offices and manufacturing facilities will be beneficial for maintenance of those divisions' existing customer relationships and will increase the Company's opportunities in the United States.

     Fluctuations in the Canadian dollar against other currencies, especially the U.S. dollar, may have a material adverse effect on the Company's results of operations. A substantial portion of the Company's sales and purchases are set in U.S. dollars or are influenced by local currency against the U.S. dollar. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates and does not a have a policy relating to hedging. See Note 2 to the Consolidated Financial Statements and "Exchange Rate Data."

     Many computer systems and software products worldwide will not function properly as the year 2000 approaches due to the common programming device of using just the last two digits of a year in all dates. Currently, the Company is reviewing its computer software and hardware to determine what changes will be necessary to avoid this problem. The Company expects to implement any necessary changes in Fiscal 1999. The Company does not believe that the costs of implementing necessary changes to its computer systems will have a material adverse effect on the Company.


Results of Operations

Year Ended December 31, 1997 as Compared to Year Ended December 31, 1996

     Sales for the year ended December 31, 1997 ("Fiscal 1997) were $22.1 million, as compared to $14.2 million for the year ended December 31, 1996 ("Fiscal 1996"). This $7.9 million, or 56%, increase was primarily due to the addition of Aviv revenue of $7.3 million and Diamonair revenue of $3.8 million. Revenue from the D.G. Division decreased by $3.2 million due to a change in the product and customer mix, which resulted in lower volumes or more expensive, higher margin goods being sold in Fiscal 1997.

     Cost of sales increased to $15.7 million in Fiscal 1997 as compared to $11.4 million in Fiscal 1996. This $4.3 million, or 38%, increase was primarily due to the increase in sales. Gross margin (which is gross profit primarily expressed as a percentage of sales) increased to 29% in Fiscal 1997 from 20% in Fiscal 1996. Gross margin increased due to a change in the product and customer mix discussed above.

     Selling, general and administrative costs increased to $3.7 million in Fiscal 1997 from $1.1 million in Fiscal 1996. This $2.6 million, or 26%, increase is due to the increased expenses associated with operating from multiple locations and being a public company. In particular, professional fees increased by $750,000 due to costs associated with being a public entity and transaction costs associated with the acquisitions. Executive salaries increased by $417,000, partially due to the increase in executives required to operate in three locations.

     Interest and other expenses increased to $1.2 million in Fiscal 1997 from $923,000 in fiscal 1996. Interest expense increased by $26,000 in Fiscal 1997 to $822,000 as a result of increased borrowings, however the Company's weighted average interest rate was reduced from 6.58% in Fiscal 1996 to 5.42% in Fiscal 1997. Other expenses increased primarily due to a $280,000 write down of receivables from Zellers.

     Due to increased income before taxes, the Company's taxes increased to $541,000 from $296,000. However, the Company's effective tax rate was reduced to 34% from 39% due to the increase in the percentage of income from U.S. operations, which has a lower tax rate than Canada.

     As a result of the foregoing, net income increased to $1.0 million in Fiscal 1997 from $457,000 in Fiscal 1996.

Year Ended December 31, 1996 Compared to Fiscal Year Ended December 31, 1995 (11 Months)

     The Company changed its fiscal year end in 1995 to December 31, from a January 31 year-end in the previous year resulting in an 11 month fiscal year.

     Sales for fiscal 1996 increased by 1.4% compared to fiscal 1995; however, if January, 1996 is included in the 1995 fiscal year (in order to bring it to 12 months), then the sales actually decreased by 9.0%. This decrease was generated by (i) the bankruptcy of a major Canadian customer; (ii) management's decision to reduce the sales volume to low gross profit margin customers; and (iii) the effect of the consolidation with Diamante. As a result, total sales dropped by 9.0% but gross profit as a percentage of sales increased to 22.7% in 1996 from 21.4% for the year ended Dec. 31, 1995. Gross profit has increased from the year ended January 31, 1995 when gross profit was 15.5%.

     The operating expenses for the current year increased to approximately $12,265,000 from approximately $12,068,000 for the year ended December 31, 1995. However, if the month of January, 1996 is added to bring the fiscal year to 12 months, then the total operating expenses actually decreased by approximately $1,234,000. This decrease is mostly the result of reduction of operating costs due to a reduction in sales.

     Financial expenses and other income decreased to approximately $858,000 from $956,000. If the month of January, 1996 is added to the 11 month fiscal year, then the decrease is actually $178,000. This reduction is attributed mostly to the following: i) decrease in interest expense of approximately $110,000 due to decreased interest rates in 1996; ii) decrease in other expenses of approximately $25,000; iii) an increase in shipping and handling charges of approximately $40,000.

     Income before income taxes was $818,123 compared to $743,755, an increase of $74,368. However, if the month of January, 1996 is added to the fiscal year 1995 the income increased by only approximately $2,000. The increased income, despite a 9% decline in sales, is the result of the implementation of the management's program to: (i) decrease sales to low gross profit margin customers;(ii) optimization of the use of internal resources; (iii) reduction of expenses through tighter internal controls.

     The income tax expenses reflect the current tax rate for the company; the taxes for the previous fiscal year were lowered by a loss carry forward which was utilized in 1995. This resulted in decreased income after taxes.

Liquidity and Capital Resources

     In April 1997, the Company completed an initial public offering in which it sold 1,265,000 shares of Common Stock and 1,265,000 Warrants. The Company realized net proceeds of $6.7 million from this offering. The Company may realize additional proceeds from the exercise of the Warrants, although three can be no assurance that such Warrants will be exercised.

     The Company currently has an operating line of credit with The Bank of Nova Scotia in the amount of $20.3 million subject to certain margin requirements. See Note 8 to the "Consolidated Financial Statements." The amount available to the Company is equal to 75% to 80% of "eligible accounts receivable", as defined in the Line of Credit Agreement, plus 50% of the inventory values up to a maximum advance against inventory of approximately $9.7 million. The Company utilized the credit line to borrow the $5.8 million and $4.3 million necessary for the acquisitions of Diamonair and Aviv, respectively.

     The Company's borrowings under the Line of Credit bear interest at Canadian prime plus 1/2% which at June 1, 1998 amounted to 6.5%. Interest on any borrowings is payable monthly. The Company is in full compliance with all of the banking covenants (including the financial covenants and ratios) and is required to report to its bankers on a monthly basis.

     The Company's obligations under the revolving credit facility are secured by a security interest on all the assets of the Company, guaranteed by Diamante, a jewelry retail chain owned by a former Vice President of the Company and further secured by a mortgage on the property owned by a limited partnership controlled by Jack Berkovits and leased to the Company, which mortgage is guaranteed by the Company.

     At December 31, 1997, the Company owed $3.0 million to Bank Boston, which loan had been assumed pursuant to the Aviv acquisition. The Company utilized proceeds from the Bank of Nova Scotia line of credit to repay this loan in February 1998.

     For the year ended December 31, 1997, the Company used cash from operating activities of $11.2 million, primarily due to an increase of accounts receivable of $8.3 million and an increase in inventory of $6.1 million.

     The Company's accounts receivable net of allowances for doubtful accounts as of December 31, 1997 was $17.2 million, or 78% of revenue for Fiscal 1997. Accounts receivable is such a large percentage of sales because (i) accounts receivable include a 7% goods and services tax and a 10% federal excise tax on most Canadian sales, which taxes are not included in sales (ii) sales volume in the fourth quarter was higher than the rest of the year due to the acquisitions during the year of Aviv and Diamonair (iii) sales volume is generally higher in the fourth quarter and some customers do not pay the Company for goods until after the holiday selling season.

     The Company's inventory as of December 31, 1997 was $12.9 million, or 58% of revenue for Fiscal 1997. Inventory is such a large percentage of sales because the inventory reflects needs for all three divisions, while sales reflects the Aviv and Diamonair divisions only after their acquisitions. The increased inventory also reflected management's belief that sales will increase in the first quarter of 1998 due to increased exposure on television shopping networks.

     At December 31, 1997, the Company had loans outstanding to its principal shareholder, Jack Berkovits, of $2.0 million and such loans bear interest at 10% per annum. In the event that any Warrants are exercised, the proceeds will be applied to working capital, as well as a potential repayment of a portion of its credit facility.

     The Company anticipates that cash flow from operations, as well as borrowings available under the Company's existing credit line will be sufficient to satisfy the Company's credit needs for the next twelve months.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT.

MANAGEMENT

     The directors and executive officers of the Company are as follows.
Mr. Feiler and Mr. Bonsignore will be nominated to serve as directors at the Company's next Annual Meeting:


                                                                      Position
                                                 Position with the      Held
                 Name                  Age           Company           Since

    Samuel J. Berkovits...........     45        Chairman of the        1979
                                                 Board, CEO and
                                                 President

    Gary Davis....................     50        Vice President--       1987
                                                 Finance Chief
                                                 Financial Officer,
                                                 Controller,
                                                 Treasurer,
                                                 Secretary

    Leonard Fasullo...............     56        Vice President--       1989
                                                 Production

    Charles Winston...............     40        Vice President--       1997
                                                 U.S. Operations

    Aaron Grubner.................     50        Director               1997

    Joan A. Pajunen...............     55        Director               1997

    Meyer Feiler..................     45        Director Nominee       1996

    Theodore Bonsignore...........     51        General Manager--      1998
                                                 Diamonair,
                                                 Director Nominee


     Samuel Jacob "Jack" Berkovits has served as President and a director of the Company since 1979. He is a founding member of the Jeweller's Vigilance Committee (Canadian Jeweler's Association) and is active in community affairs. Mr. Berkovits became a member of the Canadian Institute of Chartered Accountants in 1976. He practiced as an accountant in Montreal from 1972 to 1977 when he joined the Company.

     Gary Davis has served as Chief Financial Officer and Vice President - Finance of the Company since 1987. Prior to that, Mr. Davis served for 12 years as Chief Financial Officer at a Canadian company engaged in manufacturing jewelry. Mr. Davis has been a certified general accountant since 1972.

     Leonard Fasullo has been Vice President - Production of the Company since 1989. Mr. Fasullo joined the Company as a manufacturing foreman in 1984.

     Charles Winston has been Vice President - U.S. Operations of the Company since March 1996. Mr. Winston was Vice President of national accounts at Princess Pride Creations from March 1995 until March 1996, at B. D'Elia from 1994 until March 1995 and at World Wide Imports from 1991 until 1994.

     Theodore Bonsignore has served as General Manager of Diamonair since May, 1998. Mr. Bonsignore works for the Company an average of between fifteen - to twenty hours a week and also operates T.L. Bonsignore Management and Advisory Services, a consulting firm specializing in the jewelry industry. From 1975 to 1997, Mr. Bonsignore was employed by Krementz & CO., a jewelry manufacturer, serving as President since 1990. Mr. Bonsignore has been a director of the Jewelers Board of Trade since 1990 and has served as Chairman of that Board since 1998. Mr. Bonsignore is a certified public accountant. Mr. Bonsignore will be nominated to serve as a director at the Company's annual meeting.

     Aaron Grubner is a lawyer admitted to practice before The Bar of the Province of Ontario. He has been practicing law since 1973, primarily corporate and commercial law in Toronto, Ontario. Mr. Grubner is a founding member of the law firm of Grubner, Krauss and represents the Company with respect to corporate and commercial matters.

     Joan A. Pajunen is managing director of Service Dimensions, Inc., an international retail and service industry consulting firm with which she has been affiliated since 1985. She is a member of the board of directors of Workbench, Inc., a major private United States furniture retailer. Ms. Pajunen is an author and international speaker.

     Meyer Feiler has been President of Carmen Incorporated, one of the largest jewelry companies in Canada since 1993. Mr. Feiler has worked at Carmen Incorporated since 1979.

     There is no family relationship between any of the above named officers or directors.

     The term of office for directors and officers is one year.

Audit and Compensation Committees

The Audit Committee consists of Messrs. Pajunen and Grubner. The responsibilities of the audit committee include recommending to the board of directors the firm of independent auditors to serve the Company, reviewing the independent auditors reports, services and results of audit, and reviewing the scope, results and adequacy of the Company's internal control procedures. The Compensation Committee consists of Messrs. Pajunen, Grubner and Berkovits. The compensation committee is expected to periodically review and evaluate officers' compensation and will administer the Company's 1996 Stock Option Plan.

     For a period of three years after the effective date of the Company's Initial Public Offering on April 17, 1997, the Company has agreed to invite a designee of Dillon to attend all meetings of the board of directors, but such designee will not be entitled to vote or be compensated.

     It is not expected that any director or committee member will receive any compensation for acting in such capacity. The Company will reimburse directors and committee members for all ordinary and necessary expenses incurred in attending any meeting of the board or any committee thereof.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

Executive Compensation

     The Summary Compensation Table below sets forth compensation paid by the Company and its subsidiaries for the last three fiscal year for services in all capacities for its CEO and any other officer who received a total annual salary and bonus from the Company which exceeded $100,000.

Summary Compensation Table

     The following table sets forth all cash compensation for services rendered in all capacities to the Company, for the fiscal years ended December 31, 1997, December 31, 1996 and January 31, 1996 paid to the Company's Chief Executive Officer, and the two other most highly compensated executive officers (the "Named Executive Officers") at the end of the above fiscal years whose total annual salary plus bonus exceeded $100,000 per annum.



         Name and          Year/        Annual                   Restricted                   Other
        Principal         Period       Compensa-                   Stock     Options/       Compensa-
         Position         Ended          tion           Bonus      Awards      SARs           tion
         --------         -----        --------         -----      ------      ----         ---------

     Jack Berkovits,      1997         $197,242        187,798        0      377,500       $12,000(1)
     Chief                1996         $147,061                       0            0       $12,000(1)
     Executive            1995         $146,600                       0            0       $12,000(1)
     Office
     and
     Chairman........

     Gadi Beer,           1997(2)      $109,375                       0            0
     Vice President       1996                                        0            0
     of Sales and         1995                                        0            0
     Aviv............


     1. Represents auto allowance.
     2. Mr. Beer's employment with the Company commenced on June 1, 1997, after the Company's acquisition of Aviv.

Employment Contracts and Termination of Employment Change and Change-In-Control Arrangements

     Jack Berkovits and the Company entered into a three year employment agreement commencing April 17, 1997 for Mr. Berkovits to serve as Chief Executive Officer and President at an annual salary of $250,000 with yearly increases of no less than $10,000. Should Mr. Berkovits die during the term of this agreement, his estate or designee shall receive, upon his death, two years full salary. In the event of disability, Mr. Berkovits is to receive 70% of his salary for the remainder of the term of the agreement. The agreement also provides for the Company to maintain approximately $2,000,000 in key-man insurance on the life of Mr. Berkovits. Currently, the Company is beneficiary of two "key-man" term policies with a total death benefit of $840,000. The $700,000 policy has been assigned to secure the Company's financing facilities with The Bank of Nova Scotia. The Company maintains a third policy with a death benefit of $1.1 million for which Mr. Berkovits is the beneficiary.

     Based upon any wrongful termination, which includes changes in control of the Company through an acquiring person (any person who has acquired or announces a tender offer or exchange for 25% of the Company), a sale of substantially all of the assets or merger, acquisition of the Company or its consolidation with another, or certain types of board changes, the Company shall pay Mr. Berkovits a lump sum payment, based upon his then compensation, including benefits and perquisites, from such termination. Such payment shall be the balance of his compensation for the remainder of the term or compensation for one year whichever is less; provided, if the payment is in excess of $100,000, then such excess shall be payable in equal quarterly payments with interest at the legal rate. The employment agreement also contains a one-year non-competition provision within a 200 mile radius of the Company's primary operation in Canada or anywhere in the United States.

     The Company entered into an employment agreement with Gadi Beer, the Vice-President of Sales and Marketing of Aviv for a term of one year terminating on February 9, 1999. Mr. Beer earns an annual base salary of $120,000 and is entitled to receive 0.8% of the total sales of Aviv. Mr. Beer has agreed to a covenant not to compete with the Company for a period of three years from the date of termination of the agreement. The agreement is renewable for additional successive one year terms upon the consent of both parties.

     No other officer has an employment contract with the Company.

Compensation of Directors

     There are no standard arrangements for the payment of any fees to directors of the Company for acting in such capacity. Directors are reimbursed for expenses for attending meetings.

     The Company has adopted a 1996 Stock Option Plan pursuant to which options have been granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     In December 1996, the board of directors and shareholders adopted the 1996 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1996 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance.

     The 1996 Plan is administered by the compensation committee or the board of directors, who determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of the options and the option exercise price.

     The 1996 Plan is for a period of ten years, expiring on December 15, 2006. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. Options granted under the 1996 Plan may be exercisable for up to ten years, may require vesting, and shall be at an exercise price all as determined by the board. Options are non-transferable except by the laws of descent and distribution or a change in control of the Company, as defined in the 1996 Plan. Change in control includes (i) the sale of substantially all the assets of the Company or its merger or consolidation with another, or (ii) a majority of the board changes other than by election of shareholders pursuant to board solicitation or by vacancies filled by the board caused by death or resignation, or (iii) a person or group acquires 25% or makes a tender offer for 25% of the Company's outstanding shares.

     If a participant ceases affiliation with the Company by reason of death, permanent disability or retirement at or after age 65, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other termination gives the participant three months to exercise except for termination for cause which results in the option becoming immediately null and void.

     Options granted under the 1996 Plan, at the discretion of the compensation committee or the board, may be exercised either with cash, Common Stock having a fair market equal to the cash exercise price, the participant's personal recourse note, or with an assignment to the Company of sufficient proceeds from the sale of the Common Stock acquired upon exercise of the options with an authorization to the broker or selling agent to pay that amount to the Company, or any combination of the above.

     The exercise price of an option may not be less than the fair market value per share of Common Stock on the date the option is granted in order to receive certain tax benefits under the Income Tax Act of Canada (the 'ITA'). The exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of grant of the options. A benefit equal to the amount by which the fair market value of the shares at the time the employee acquires them exceeds the total of the amount paid for the shares or the amount paid for the right to acquire the shares shall be deemed to be received by the employee in the year the shares are acquired pursuant to paragraph 7 (1) of the ITA. Where the exercise price of the option is equal to the fair market value of the shares at the time the option is granted, paragraph 110(1)(d) of the Act allows a deduction from income equal to one quarter of the benefit as calculated above. If the exercise price of the option is less than the fair market value at the time it is granted, no deduction under paragraph 110(1)(d) is permitted. Options granted to any non-employees, whether directors or consultants or otherwise will confer a tax benefit in contemplation of the person becoming a shareholder pursuant to subsection 15(1) of the ITA.

     Options may not be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only by the optionee.

     Options under the 1996 Plan must be issued within ten years from the effective date of the 1996 Plan.

     Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1996 Plan.

     The 1996 Plan may be terminated or amended at any time by the board of directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the 1996 Plan may not be increased without the consent of the shareholders of the Company.

     In February 1997, the Board granted 172,500 Options under the 1996 Plan to 20 persons, including officers, directors and key employees. The Options were to be exercisable at $4.50 per share for five years expiring February 9, 2002. On August 22, 1997, the Compensation Committee lowered the exercise price to $1.38, which was the Company's stock price on such date. On August 22, 1997, the Company granted an additional 327,500 options exercisable at $1.38 per share to Jack Berkovits. All options granted vest and become issuable at the rate of 25% every six months so that the options are fully vested and issuable two years from their issuance date. The table below reflects the Options granted to the present officers and directors of the Company and the percentage of Options owned by such persons.


              Officer and/or         Expiration                               Exercise
                 Director               Date         Options      Percent      Price
                 --------               ----         -------      -------      -----
          Jack Berkovits.........     (1)           377,500       75.5%        $1.38
          Gary Davis.............     02/09/02       15,000        3.0%        $1.38
          Drew Bricker...........     02/09/02       15,000        3.0%        $1.38
          Leonard Fasullo........     02/09/02       15,000        3.0%        $1.38
          Charles Winston........     02/09/02        7,500        1.5%        $1.38
          Aaron Grubner..........     02/09/02       10,000        2.0%        $1.38
          Joan A. Pajunen........     02/09/02       10,000        2.0%        $1.38


          --------
          (1) 327,500 of such options expire on August 21, 2002 and 50,000 expire on February 9, 2002.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     In February 1995, the Company entered into a 10 year lease consisting of 23,000 square feet for its executive offices and manufacturing operations in North York, Ontario. The lease is with 1001 Petrolia Road Limited Partnership ("Petrolia L.P."), the general partner being Ontario Inc. Jack Berkovits, Chairman, CEO and President of the Company, is the sole owner, officer and director of that general partner. Current rent is $100,605 and increases each year by the greater of $.37 a square foot or the percentage increase in the Consumer Price Index for the Municipality of Metropolitan Toronto. Additionally, the Company is paying real estate taxes, utilities and insurance aggregating $95,000 per year for this facility. See Item 2 - Description of Property. Management is of the opinion that the lease is on terms as favorable as obtainable from unaffiliated third parties.

     Petrolia L.P. through #1013418 Ontario, Inc., the general partner, owned by Mr. Berkovits, has obtained a five year $660,000 mortgage on the property, which at April 30, 1998 was in the principal amount of $565,000, with interest at 5% per annum. The Company is a guarantor of this mortgage. See "Note 10" to "Notes to Consolidated Financial Statements."

     Jack Berkovits loaned the Company monies from time to time for operations and working capital which sums at April 30, 1998 aggregated approximately $1.9 million and the weighted average interest rate was 10%. In 1997, the Company repaid $1.2 million of such loans, including payments to a third party, Laurbrad Holdings Limited, who had loaned funds to Mr. Berkovitz. Mr. Berkovitz loaned the funds to the Company on the same terms, which included a 20% annual interest rate.

     Diamante is a Canadian company operating under the name Oromart which has five retail jewelry stores. Diamante is owned by a former Vice President of the Company, Drew Bricker, who is also Diamante's President (since 1984). In 1986, when Mr. Bricker joined the Company as Vice President of Marketing, Diamante became inactive. It reinitiated jewelry outlet stores in 1994. Pursuant to an agreement between the Company and Diamante, recently rescinded, the Company acted as exclusive supplier of inventory to Diamante. In 1994 and 1995, the Company had advanced approximately $50,000 to Diamante to initiate the Diamante stores including leasehold improvements all of which has been repaid. The Company does not anticipate advancing any further funds to Diamante. The inventory provided to Diamante, consists primarily of manufacturing surplus, returns or refurbished jewelry, and on occasion gold chains and watches purchased by the Company for resale to Diamante. The inventory is secured by a registered security agreement covering the assets of Diamante, which security agreement has been assigned to The Bank of Nova Scotia which holds a substantial security interest in the assets of the Company. Diamante has guaranteed the Company's bank financing and provided the bank with a direct security interest in its assets. The Company consolidated, for financial reporting purposes, with Diamante until February 7, 1997, the termination date of the agreement with Diamante reflecting the Company's control over that retail operation. The Company performs certain administrative functions for Diamante. See Item 9.

     Diamante leases each facility for its five stores, of which two leases are guaranteed by the Company. Each of these two leases are terminable by Diamante on 90 days written notice, and each is for five years, is a net, net lease, with renewal options, one lease for a rental of approximately $17,000 per year plus taxes, maintenance, insurance and utilities. The other guaranteed lease calls for a rental of approximately $20,000 per year plus taxes, maintenance, insurance and utilities.

     All transactions between the Company, its officers, directors, principal shareholders or affiliates are, in the opinion of management, except for the interest rate charges on a portion of Mr. Berkovits' loans which are above the market rate, on terms no less favorable to the Company then may be obtained from unaffiliated third parties. All future transactions and loans between itself and its officers, directors and 5% shareholders to be on terms no less favorable than could be obtained from independent, unaffiliated parties and will be approved by a majority of the independent, disinterested directors of the Company.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.
Not applicable.


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
REGISTERED SECURITIES.
Not applicable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS
See Pages F-1 to F -

ITEM 18. FINANCIAL STATEMENTS
Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

(a). See the Exhibit to the Financial Statements on Page F-1.

(b).                            Exhibit Index


          Exhibit
          Number       Description
          ------       -----------

          3(a)         Articles of Incorporation+

          (b)          By-laws of the Company+

          4(a)         Form of Common Stock Certificate of the Company+

          (b)          Form of Redeemable Common Stock Purchase Warrant+

          (c)          Form of Underwriters' Options+

          (d) Form of Warrant Agreement between the Company, American Stock Transfer & Trust Co. and Joseph Dillon & Company, Inc.+

          5(a)         Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

          10(a) Lease between 1013418 Ontario Inc., In Trust and the Company dated February 1, 1995+

          (b) Operating Credit Line between the Company and The Bank of Nova Scotia dated July 15, 1996+

          (c) Security Agreement between the Company and The Bank of Nova Scotia dated November 21, 1994+

          (d) General Assignment by the Company to The Bank of Nova Scotia dated November 21, 1994+

          (e) Assignment of keyman life insurance by the Company to The Bank of Nova Scotia dated November 29, 1994+

          (f) Priority Agreement between the Company, The Bank of Nova Scotia, Laurbrad Holdings Limited and Jack Berkovits dated December 1, 1995+

          (g) Priority Agreement between The Bank of Nova Scotia, Jack Berkovits and Laurbrad Holdings Limited dated December 1, 1995+

          (h) Priority Agreement between the Company, The Bank of Nova Scotia and Jack Berkovits dated December 1, 1995+

          (i) Pledge and Assignment of Security Interest held by the Company in Diamante Fine Jewellery Limited and The Bank of Nova Scotia dated December 1, 1995 including General Security Agreement from Diamante Fine Jewellery Limited to the Company dated May 11, 1995.+

          (j) Guarantee of payment by 1013418 Ontario, Inc. to The Bank of Nova Scotia dated November 21, 1994+

          (k) Collateral Mortgage from 1013418 Ontario, Inc. to The Bank of Nova Scotia dated November 30, 1994+

          (l) Loan Agreement between the Company and Jack Berkovits dated May 31, 1995+

          (m)          Promissory Note of the Company to Jack Berkovits dated
                       May 31, 1995+

          (n) Security Agreement granted by the Company to Jack Berkovits dated May 31, 1995+

          (o) Loan Agreement between the Company, Jack Berkovits and Laurbrad Holdings Limited dated November 30, 1995+

          (p) Loan Agreement between the Company and Jack Berkovits dated November 30, 1995+

          (q) Promissory Note of the Company to Jack Berkovits dated November 30, 1995+

          (r) Guarantee by the Company of Diamante Fine Jewellery Limited Cookstown Mall Lease dated March 24, 1995+

          (s) Guarantee by the Company of Diamante Fine Jewellery Limited St. Jacobs Lease dated July 14, 1993+

          (t)          Promissory Note of the Company to Sherfam, Inc. dated
                       April 1, 1996+

          (u) Equipment lease between the Company and The Bank of Nova Scotia(three equipment leases substantially similar) dated April 29, 1994+

          (v) General Security Agreement from Diamante Fine Jewellery Limited to The Bank of Nova Scotia dated August 4, 1995+

          (w) Diamante Fine Jewellery Limited Guarantee of the Company's Bank Financing dated August 1, 1995+

          (x) Agreement between the Company and Diamante Fine Jewellery Limited dated May 3, 1995+

          (y) Agreement between Rent-A-Center and the Company dated November 20, 1996, as clarified by letter dated December 13, 1996+

          (a)(a)       1996 Stock Option Plan of the Company+

          (a)(b)       Form of Stock Option Certificate under 1996 Stock Option
                       Plan+

          (a)(c) Form of Lock-Up Letter by Jack Berkovits, the Berkovits Family Trust and Mr. Berkovits' two sons+

          (a)(d) Employment Agreement between the Company and Jack Berkovits dated December 20, 1996, as amended+

          (a)(e) Recission Agreement between the Company and Diamante Fine Jewellery Limited dated February 7, 1997+

          (a)(f) Purchase and Sale Agreement between Diamonair, Inc. and Litton Systems, Inc. dated November 21, 1997.

          (a)(g) Asset Purchase Agreement between the Company and Aviv, Inc. dated February 10, 1998.

          (a)(h) Employment Agreement between the Company and Gadi Beer dated February 10, 1998.

          23(a) Consent of Gersten, Savage, Kaplowitz & Fredericks, LLP (included on Page II-7)

          (b) Consent of Grubner, Krauss (included in their opinion filed as Exhibit 5(a))

          (c)          Consent of Schwartz Levitsky Feldman (included on
                       Page II-6)

          24           Power of Attorney+

          + Documents previously filed with this Registration Statement

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunder duly authorized.



                                       For and on Behalf of

                                       D.G. JEWELLERY OF CANADA LTD.


                                       By: /s/ Gary Davis
                                           -------------------------
                                               Gary Davis
                                               Vice President-Finance and Chief
                                               Financial Officer


Date: June 25, 1998

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1996

                         TOGETHER WITH AUDITORS' REPORT

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1996

                         TOGETHER WITH AUDITORS' REPORT


                               TABLE OF CONTENTS

Report of Independent Auditors                                                 1

Consolidated Balance Sheet                                                     2

Consolidated Statement of Income                                               3

Consolidated Statement of Cash Flows                                           4

Consolidated Statement of Stockholders' Equity                                 5

Notes to Consolidated Financial Statements                                  6-18

Schwartz Levitsky Feldman
CHARTERED ACCOUNTANTS
TORONTO, OTTAWA, MONTREAL

                         REPORT OF INDEPENDENT AUDITORS


       To the Board of Directors and Stockholders of D.G. Jewellery of Canada Ltd.


       We have audited the accompanying consolidated balance sheets of D.G. Jewellery of Canada Ltd. (incorporated in Canada) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, cash flows and changes in stockholders' equity for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.G. Jewellery of Canada Ltd. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles in the United States of America.




                                                          [illegible Sig]
       Toronto, Ontario
       March 5, 1998                                      Chartered Accountants



       1167 Caledonia Road
       Toronto, Ontario M6A281
       Tel: 416 785 5353
       Fax: 436 785 5663

D.G. JEWELLERY OF CANADA LTD.
Consolidated Balance Sheet
As of December 31
(Amounts expressed in US dollars)

                                                                                      1997                1996

                                                                                        $                   $
                                                        ASSETS
       CURRENT ASSETS

           Accounts receivable (notes 3, 8 and 10)                              17,197,875           8,871,980
           Inventory (notes 4, 8 and 10)                                        12,852,760           6,779,338
           Cash surrender value of life insurance (note 5)                         476,445                -
           Prepaid expenses and sundry assets                                      169,696              67,267
                                                                                ----------          ----------


                                                                                30,696,776          15,718,585

       DEFERRED COSTS OF PUBLIC ISSUE                                                 -                131,777

       PROPERTY, PLANT AND EQUIPMENT (notes 6, 8 and 10)                         1,888,148             744,661

       GOODWILL (note 7)                                                         1,336,609             177,963
                                                                                ----------          ----------




                                                                                33,921,533          16,772,986
                                                                                ==========          ==========




APPROVED ON BEHALF OF THE BOARD

_______________________Director

_______________________Director

D.G. JEWELLERY OF CANADA LTD.
Consolidated Balance Sheet
As of December 31
(Amounts expressed in US dollars)

                                                                                      1997                1996

                                                                                        $                   $
                                                      LIABILITIES
       CURRENT LIABILITIES

           Bank indebtedness (note 8)                                           12,120,832           8,321,794
           Accounts payable and accrued expenses (note 9)                        3,891,394           1,982,423
           Income taxes payable                                                  1,008,548             593,402
           Current portion of loans payable (note 10)                            3,441,109           1,195,936
           Class B redeemable special stock (note 11)                                 -                 81,067
           Other loan                                                                 -                226,989
                                                                                ----------          ----------


                                                                                20,461,883          12,401,611

       LOANS PAYABLE (note 10)                                                   2,864,997           1,080,838

       DEFERRED INCOME TAXES (note 12)                                                -                127,138
                                                                                ----------          ----------


                                                                                23,326,880          13,609,587
                                                                                ----------          ----------


       COMMITMENTS AND CONTINGENCIES (notes 16 and 17)

                                                 STOCKHOLDERS' EQUITY

       COMMON STOCK (note 13)                                                    6,700,827                  84

       CUMULATIVE TRANSLATION ADJUSTMENTS                                        (359,434)            (44,711)

       RETAINED EARNINGS                                                         4,253,260           3,208,026
                                                                                ----------          ----------

                                                                                10,594,653           3,163,399
                                                                                ----------          ----------

                                                                                33,921,533          16,772,986
                                                                                ==========          ==========



   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
Consolidated Statement of Income
For the years ended December 31
(Amounts expressed in US dollars)

                                                                                      1997                1996

                                                                                        $                   $

       Net sales                                                                22,127,825          14,181,540

       Cost of sales                                                            15,677,870          11,374,603
                                                                                ----------          ----------

       Gross profit                                                              6,449,955           2,806,937

       Operating expenses
           Selling                                                               1,188,308             588,809
           General and administrative                                            2,463,242             541,456
                                                                                ----------          ----------

                                                                                 3,651,550           1,130,265
                                                                                ----------          ----------

       Operating income                                                          2,798,405           1,676,672
                                                                                ----------          ----------

       Interest expenses                                                           822,215             796,412
       Other expenses                                                              389,533             127,086
                                                                                ----------          ----------

                                                                                 1,211,748             923,498
                                                                                ----------          ----------

       Income before income taxes                                                1,586,657             753,174

       Provision for income taxes (note 12)                                        541,423             296,146
                                                                                ----------          ----------

       Net income                                                                1,045,234             457,028
                                                                                ==========          ==========

       Earnings per common share                                                      0.22                0.11
                                                                                ==========          ==========

       Earnings per common share assuming dilution                                    0.22                0.11
                                                                                ==========          ==========



   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
Consolidated Statement of Cash Flows
For the years ended December 31
(Amounts expressed in US dollars)

                                                                                      1997                1996

                                                                                        $                   $

       Cash flows from operating activities:
           Net income                                                            1,045,234             457,028
                                                                              ------------         -----------

           Adjustments to reconcile net income to
           net cash (used in) provided by operating
           activities:
                Amortization                                                       389,603             197,054
                Increase in accounts receivable                                (8,325,895)         (1,848,027)
                Increase in inventory                                          (6,073,422)         (1,948,113)
                Increase in cash surrender value
                   of life insurance                                             (476,445)               -
                Increase in prepaid expenses
                   and sundry assets                                             (102,429)            (64,421)
                Increase in accounts payable
                   and accrued expenses                                          1,908,971           1,186,529
                Increase in income taxes payable                                   415,146             300,940
                Decrease in deferred income taxes                                     -                (5,182)
                                                                              ------------         -----------

                Total adjustments                                             (12,264,471)         (2,181,220)
                                                                              ------------         -----------

                Net cash used in operating activities                         (11,219,237)         (1,724,192)
                                                                              ------------         -----------

           Cash flows from investing activities:
                Purchases of property, plant and
                   equipment                                                   (1,491,736)           (274,845)
                Purchase of goodwill                                           (1,200,000)               -
                Proceeds from disposal of property,
                   plant and equipment                                               -                  10,935
                                                                              ------------         -----------

                Net cash used in investing activities                          (2,691,736)           (263,910)
                                                                              ------------         -----------

           Cash flows from financing activities:
                Proceeds from/(repayment of)
                   loans payable                                                 3,802,343           (303,488)
                Issuance of capital stock                                        6,705,382               -
                Deferred public issue costs                                           -              (131,777)
                Redemption of capital stock                                       (81,067)               -
                                                                              ------------         -----------

                Net cash provided by (used in) financing activities             10,426,658           (435,265)
                                                                              ------------         -----------

D.G. JEWELLERY OF CANADA LTD.
Consolidated Statement of Cash Flows
For the years ended December 31
(Amounts expressed in US dollars)

                                                                                      1997                1996

                                                                                        $                   $

       Effect of foreign currency exchange
           rate changes                                                          (314,723)             20,966
                                                                              -----------         -----------

       Net increase in bank indebtedness and
           cash equivalents                                                    (3,799,038)         (2,402,401)
       Bank indebtedness and cash equivalents
           -  Beginning of year                                                (8,321,794)         (5,919,393)
                                                                              -----------          ----------

           -  End of year                                                     (12,120,832)         (8,321,794)
                                                                              ===========          ==========

       Interest paid                                                              822,215             827,864
                                                                              ===========          ==========

       Income taxes paid                                                           43,000                -
                                                                              ===========          ==========



   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
Consolidated Statement of Stockholders' Equity
For the years ended December 31, 1997 and 1996
(Amounts expressed in US dollars)


                                                 Common      Issued and
                                                  Stock     Outstanding                             Cumulative
                                              Number of          Common                 Retained   Translation
                                                 Shares        Warrants     Amount      Earnings   Adjustments
                                                                                $             $             $

       Balance as of December 31, 1995        3,900,000            -            84     2,750,998      (65,677)

       Foreign currency translation                -               -          -             -           20,966

       Net income for the year                     -               -          -          457,028          -
                                              ---------       ---------  ---------     ---------     --------

       Balance as of December 31, 1996        3,900,000            -            84     3,208,026      (44,711)

       Common stock issued (note 13)          1,265,000       1,265,000  6,700,743          -             -

       Foreign currency translation                -               -          -             -        (314,723)

       Net income for the year                     -               -          -        1,045,234          -
                                              ---------       ---------  ---------     ---------     --------

       Balance as at December 31, 1997        5,165,000       1,265,000  6,700,827     4,253,260     (359,434)
                                              =========       =========  =========     =========     ========




   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)



       1.  BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

           These financial statements consolidate, using the purchase method, the accounts of the company and its two wholly-owned subsidiaries, Diamonair, Inc. and Aviv, Inc. All material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies.

           The year ends of the subsidiaries are December 31. Acquisition of the operations of the subsidiaries was effected by the purchase of the assets and trade name of Diamonair, Inc. from a third party, effective November 21, 1997, and by the purchase of the assets and trade name of Aviv, Inc. from a third party, effective June 1, 1997. The purchases were effected through the company's wholly-owned subsidiaries, Diamonair, Inc. and Aviv, Inc. and the final documents were signed on November 21, 1997 and February 10, 1998 respectively.

           Total assets acquired and total liabilities assumed by D.G. Jewellery of Canada Ltd. as a result of these acquisitions is as follows:

                                                                                Aviv, Inc.     Diamonair, Inc.
                                                                                ----------     ---------------
                                                                                        $                   $

           Total assets (exclusive of goodwill)                                  4,286,000           4,549,000
           Goodwill                                                                   -              1,200,000

           The total amount of consideration given by D.G. Jewellery of Canada Ltd. as a result of these acquisitions is as follows:

                                                                                Aviv, Inc.     Diamonair, Inc.
                                                                                ----------     ---------------
                                                                                        $                   $

           Cash                                                                       -             5,749,000
           Accounts payable                                                        988,500               -
           Loans payable (as described in note 10)                               3,297,500               -


       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           i)   Principal Activities

                The company was incorporated in Canada on October 18, 1979. The company is principally engaged in the production and trading of jewellery in Canada and the United States of America.

           ii)  Bank indebtedness and Cash Equivalents

                Bank indebtedness and cash equivalents include cash on hand, amounts due to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


       2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

          iii)  Other Financial Instruments

                The carrying amount of the company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

          iv)   Long-term Financial Instruments

                The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

          v)    Accounts Receivable and Accounts Payable

                In certain instances, the company's practice is to sell to and purchase from the same entities. In such circumstances, on a periodic basis, the payable is set-off against the receivable as payment. Until such time as such a set-off occurs, the respective receivable and payable amounts are reported on a gross basis. At year end, amounts owing to the company from customers who participate in this practice was approximately $100,000 ($4.2 million as at December 31, 1996). Of this amount, $35,000 ($1.5 million as at December 31, 1996) was owed to these customers as at December 31, 1997.

          vi)   Inventory

                Raw materials and work-in-process are valued at the lower of cost (first-in, first-out basis) or market.

                Finished goods are valued at the lower of cost or market. Cost is calculated using selling price less normal gross margin.

          vii)  Depreciation

                Depreciation is provided over the estimated useful lives of the assets, principally using the declining balance method.

          viii) Goodwill

                Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 25 to 40 years.

          ix)   Sales

                Sales represents the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


       2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

          x)    Income taxes

                The company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

          xi)   Accounting Changes

                On January 1, 1996, the company adopted the provision of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Adoption of SFAS No. 121 did not have a material impact on the company's result of operations.

                In December 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. It introduced the use of a fair value-based method of accounting f0r stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation to employees based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The company has adopted the disclosure provisions of SFAS No. 123.

          xii)  Foreign Currency Translation

                The translation of the financial statements from Canadian dollars ("CDN $") into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the cumulative translation adjustments in stockholders' equity.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


       2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

          xiii) Net Income Per Weighted Average Common Stock

                Net income per common stock is computed by dividing net income for the year by the weighted average number of common stock outstanding during the year.

          xiv)  Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


       3. ACCOUNTS RECEIVABLE

                                                                                     1997                 1996

                                                                                      $                    $

          Accounts receivable                                                 17,690,675            8,972,747
          Less:  Allowance for doubtful accounts                                 492,800              100,767
                                                                              ----------            ---------

          Accounts receivable, net                                            17,197,875            8,871,980
                                                                              ==========            =========


       4. INVENTORY

          Inventory comprised of the following:

                                                                                    1997                 1996

                                                                                      $                    $

          Raw materials                                                        2,244,686            1,526,385
          Work-in-process                                                        590,778              248,792
          Finished goods                                                      10,017,296            5,004,161
                                                                              ----------            ---------

                                                                              12,852,760            6,779,338
                                                                              ==========            =========


       5. CASH SURRENDER VALUE OF LIFE INSURANCE

          The cash surrender value of life insurance represents the value of life insurance policies of the former directors of Aviv, Inc. Subsequent to December 31, 1997, the majority of the policies were redeemed for proceeds aggregating $393,285.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


       6. PROPERTY, PLANT AND EQUIPMENT

                                                                                    1997                 1996

                                                                                      $                    $

          Office equipment                                                       327,565              165,569
          Machinery and manufacturing equipment                                1,025,183              268,561
          Computer equipment and software                                        189,653              140,118
          Automobile                                                               6,000                 -
          Leasehold improvements                                                 340,906              208,459
          Waxes and moulds                                                     1,466,264            1,081,129
                                                                               ---------            ---------

                  Cost                                                         3,355,571            1,863,836
                                                                               ---------            ---------


          Less:   Accumulated amortization
                  Office equipment                                               130,512              110,960
                  Machinery and manufacturing equipment                          265,913              169,440
                  Computer equipment and software                                121,260              111,426
                  Automobile                                                        -                    -
                  Leasehold improvements                                          68,795               37,794
                  Waxes and moulds                                               880,943              689,555
                                                                               ---------            ---------

                                                                               1,467,423            1,119,175
                                                                               ---------            ---------

          Net                                                                  1,888,148              744,661
                                                                               =========            =========


       7. GOODWILL

                                                                                    1997                 1996

                                                                                      $                    $

          Cost                                                                 1,483,848              283,848
          Less:  Accumulated amortization                                        147,239              105,885
                                                                               ---------            ---------


          Net                                                                  1,336,609              177,963
                                                                               =========            =========


D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


       8. BANK INDEBTEDNESS

          The bank loan bears interest at the bank's prime lending rate plus 1/2% per annum (8.0% at December 31, 1997 and 5.25% at December 31, 1996) with interest payable monthly. The weighted average interest rates incurred on the bank loan were 5.42% and 6.58% per annum for the years ended December 31, 1997 and December 31, 1996, respectively. As security, the company has provided a general assignment of accounts receivable, a general security agreement constituting a first charge over all present and future personal property of the company and an assignment of key man life insurance of a director in the amount of $704,225 payable to the bank as of December 31, 1997 and $734,107 as of December 31, 1996. The available line of credit under the bank loan amounted to $16,549,000 as at December 31, 1997.

          The company also provided to the bank an assignment of accounts receivable, and a general security agreement constituting a first charge over all present and future property with UCC filings of security in the appropriate jurisdictions of its subsidiary companies, as well as hypothecation of all the shares of these subsidiaries. (See note 1). Furthermore, an affiliated company (owned wholly by the company's majority stockholders) has provided a general security agreement constituting a first charge over its present and future property and a corporate guarantee secured by a collateral mortgage providing a second fixed charge over its property. Furthermore, the company also provided to the bank an assignment of all security taken by the company from a related party, Diamante Fine Jewellery Limited, over which it has effective control. Certain stockholders have provided a postponement of their loans to the company in an amount of $1,400,000.

          The facility contains covenants specifying minimum and maximum selected financial ratios. The agreement contains restrictions on changes in ownership and line of business, on further encumbrances of assets and on the guarantees and other contingent liabilities.


       9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                    1997                 1996

                                                                                      $                    $

          Trade payables                                                        3,240,877           1,582,701
          Accrued expenses                                                        650,517             399,722
                                                                                ---------           ---------

                                                                                3,891,394           1,982,423
                                                                                =========           =========

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)




      10. LOANS PAYABLE

                                                                                     1997                 1996

                                                                                       $                    $
          a)   Loans from stockholders

               Loans are secured by a general assignment of the
               company's assets subject to the prior encumbrances
               disclosed in note 8, $1,400,000 subordinated to the
               company's banker and bear interest at 10% (9% for 1996)          1,965,148           1,080,838

          b)   Loan is provided by the company's banker, subject to
               the encumbrances disclosed in note 8, bearing interest
               at the prime lending rate of the company's bank plus 1%,
               repayable in 36 equal monthly installments plus interest
               with the final payment due in November 2000                      1,369,327                -

          c)   Loan is provided by the bankers of Aviv, Inc., with no
               specific terms of repayment. This loan was repaid in full
               in February 1998                                                 2,971,631                -

          d)   Repaid during the year                                                -              1,195,936
                                                                                ---------           ---------

                                                                                6,306,106           2,276,774

               Less:   Current portion                                          3,441,109           1,195,936
                                                                                ---------           ---------

                                                                                2,864,997           1,080,838
                                                                                =========           =========


               Aggregate maturities of loans payable are as follows:
                                                                                    1997                 1996

                                                                                      $                    $

               Repayable during the following periods:
                   Within one year                                              3,441,109           1,195,936
                   Over one year but not exceeding two years                      468,690           1,080,838
                                                                                ---------           ---------

                                                                                3,909,799           2,276,774
                                                                                =========           =========

               The weighted average interest rates per annum incurred were 9.5% for the year ended December 31, 1997 and 12.83% for the year ended December 31, 1996.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


      11. CLASS B REDEEMABLE SPECIAL STOCK

                                                                                      1997                1996

                                                                                        $                   $

          Redeemable Special Stock

          11,111  Class B special stock                                              -                 81,067
          Less:  Current portion                                                     -                 81,067
                                                                                  =======             =======

                                                                                     -                   -
                                                                                  =======             =======


          These stock were redeemed during 1997.


      12. INCOME TAXES

          a) Significant components of provision for income taxes are:

                                                                                     1997                1996

                                                                                       $                   $

               Current                                                            541,423             301,328

               Deferred                                                              -                (5,182)
                                                                                  -------             -------

                                                                                  541,423             296,146
                                                                                  =======             =======


          b) Deferred income taxes represented the tax charges derived primarily from temporary differences between amortization of property, plant and equipment and amortization of goodwill charged to operations and amounts deducted from taxable income. As a consequence of the issuance of common stock during the year, issue expenses were incurred which are deductible for tax purposes over five years. The deferred income taxes at December 31, 1996 has been applied to the issue expenses (note 13).

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)




      13. CAPITAL STOCK

          a)   D.G. Jewellery of Canada Ltd.

                   Authorized

                   An unlimited number of common stock

                   Issued

                                                                                          1997           1996

                                                                                            $              $

                   5,165,000 Common stock (3,900,000 in 1996)                        6,587,602             84
                   1,265,000 Warrants                                                  113,225             -
                                                                                     ---------             --

                                                                                     6,700,827             84
                                                                                     =========             ==


          b) All authorized classes of capital stock, other than common stock, were eliminated during 1997.

          c) During the year, the company issued 1,265,000 common shares and 1,265,000 warrants as follows:

               Proceeds received from issuance                                                     $7,716,500

               Issue expenses (net of income taxes)                                                 1,015,757
                                                                                                   ----------

               Net proceeds                                                                        $6,700,743
                                                                                                   ==========

               Net proceeds include the non-cash items of deferred costs of public issue and deferred income tax recoveries.

          d) As at December 31, 1997, the company had warrants outstanding to purchase 1,265,000 shares of the common stock at $6.25 per share. The warrants expire in 2001.

          e) In December, 1996, the board of directors and stockholders adopted the 1996 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1996 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance. The 1996 Plan is administered by the board of directors.

               The 1996 Plan is for a period of ten years, expiring on December 15, 2006. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. Options granted under the 1996 Plan may be exercisable for up to ten years, may require vesting, and shall be at an exercise price all as determined by the board.

               The exercise price of an option may not be less than the fair market value per share of Common Stock on the date the option is granted in order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of granting of the options.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


      13. CAPITAL STOCK (cont'd)

          e)   (cont'd)

               Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1996 Plan.

               The 1996 Plan may be terminated or amended at any time by the board of directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the 1996 Plan may not be increased without the consent of the stockholders of the Company.

               The Board has granted 172,500 Options to date under the 1996 Plan to 20 persons, including officers, directors and key employees. The options are exercisable at $1.38 per share for five years expiring February 9, 2002.

               These options were not exercisable until August 20, 1997 at which time they were able to be exercised up to 25% of the amount of shares issueable under the Options, and an additional 25% each six month anniversary date thereafter.

               None of these options have been exercised to date.

          f) The underwriters for the issuance of the common shares in 1997 hold options to acquire 110,000 common shares at $9.90 and 110,000 warrants at 16.5(cent). This option expires in 2002.


      14. Earnings Per Common Share

          The company has adopted Statement No. 128, Earnings Per Share, which requires presentation, in the consolidated statement of income, of both basic and diluted earnings per share.

                                                                                          1997           1996

                                                                                            $              $

          Average common stock outstanding                                           4,743,333      3,900,000
          Average common shares issuable                                                62,137           -
                                                                                     ---------      ---------

          Average common stock outstanding assuming dilution                         4,805,470      3,900,000
                                                                                     =========      =========


          The outstanding warrants and underwriters' options were not included in the computation of earnings per common share assuming dilution because the exercise prices were greater than the average market price of the common shares.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


      15. RELATED PARTY TRANSACTIONS

                                                                                           1997           1996

                                                                                             $              $

          Rent paid to a company owned by stockholders                                 100,605         92,067
          Interest paid to stockholders                                                217,724        293,578

          (See additional related party transactions disclosure in notes 10 and 17).


      16. COMMITMENTS

          The company has operating leases for leasehold improvements and premises which extend through January 31, 2005. Rental and leasing expenses for the year ended December 31, 1997 under these leases were $169,500.

          Future minimum rental payments as of December 31, 1997 under agreements classified as operating leases with non-cancellable terms in excess of one year, are as follows:

          Payable during the following periods:

               Within one year                                                                  $     209,361
               Over one year but not exceeding two years                                              215,185
               Over two years but not exceeding three years                                           183,971
               Over three years but not exceeding four years                                          125,158
               Over four years but not exceeding five years                                           133,548
               Thereafter                                                                             452,721
                                                                                                -------------


                                                                                                $   1,319,944
                                                                                                =============



      17. CONTINGENCIES

          The company is contingently liable under contested lawsuits amounting to approximately $1,760,000. In the opinion of management there is no merit for these claims and the company has filed counter claims. No provision has been recorded in the accounts for possible losses or gains. Should any expenditures be incurred by the company for the resolution of these lawsuits, they will be charged to the operations of the year in which such expenditures are incurred.

          The company is contingently liable to a mortgage corporation for the guarantee of a mortgage in the amount of approximately $575,000 given to a party related to the major stockholders of the company.

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)




       18.SEGMENTED INFORMATION

          a)   Sales to Major Customers

                                                                                          1997           1996

               Sales to major customers                                            $18,042,967    $ 2,659,931
               Percentage of total sales                                                   82%            19%

               Accounts receivable due from major customers                        $14,446,215    $ 2,038,420
               Percentage of total accounts receivable                                     84%            28%

               Ongoing credit evaluations of each customer's financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

          b)   Sales by Geographic Area

                                                                                          1997           1996

                                                                                            $              $

               Canada                                                                7,848,152     10,991,826
               United States of America                                             13,909,306      3,093,148
               Other                                                                   325,478           -
                                                                                   -----------    -----------

                                                                                    22,082,936     14,084,974
                                                                                   ===========    ===========


          c)   Net Income by Geographic Area

               The company's accounting records do not readily provide information on net income by geographic area. Management is of the opinion that the proportion of net income based principally on sales, presented below, would fairly present the results of operations by geographic area.

                                                                                          1997           1996

                                                                                            $              $

               Canada                                                                  371,458        356,660
               United States of America                                                658,371        100,368
               Other                                                                    15,405           -
                                                                                   -----------    -----------

                                                                                     1,045,234        457,028
                                                                                   ===========    ===========

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


      18. SEGMENTED INFORMATION (cont'd)

          d)   Identifiable Assets by Geographic Area

                                                                                          1997           1996

                                                                                            $              $

               Canada                                                                2,200,171      1,863,836
               United States of America                                              1,155,400           -
                                                                                   -----------    -----------

                                                                                     3,355,571      1,863,836
                                                                                   ===========    ===========


          e)   Purchases From Major Suppliers
                                                                                          1997           1996

               Purchases from major suppliers                                      $ 6,928,865    $ 4,985,269
               Percentage of total purchases                                               48%            45%

               Accounts payable due to major suppliers                             $ 1,815,001    $   663,705
               Percentage of total suppliers                                               70%            26%

D.G. JEWELLERY OF CANADA LTD.
Notes to Consolidated Financial Statements
December 31, 1997 and 1996
(Amounts expressed in US dollars)


      19. OTHER SUPPLEMENTAL INFORMATION

          The following items were included in the statements of income:

                                                                                          1997           1996

                                                                                            $              $

          Amortization of property, plant and equipment                                348,248        184,838
          Amortization of goodwill                                                      41,355         12,216
                                                                                       -------        -------

                                                                                       389,603        197,054
                                                                                       =======        =======

          Operating lease rentals for
               -  rented premises                                                      187,075        141,104
               -  leasehold improvements                                                68,893         75,363
                                                                                       -------        -------

                                                                                       255,968        216,467
                                                                                       =======        =======

          Interest expense on
               -  bank indebtedness                                                    604,490        529,856
               -  loans payable                                                        217,725        293,578
               -  other                                                                     -           4,430
                                                                                       -------        -------

                                                                                       822,215        827,864
                                                                                       =======        =======


      20. INVESTMENT TAX CREDITS

          As of December 31, 1997 and December 31, 1996 the company has made claims to Revenue Canada for research and research development expenditures totalling $150,000. The related investment tax credits refundable as December 31, 1997, which is approximately 35 cents per dollar of expenditure, have not been recognized for accounting purposes, and will be accounted for as reduction of the related current or capital expenditure when they are approved by Revenue Canada.


      21. COMPARATIVE FIGURES

          Certain figures in the December 31, 1996 consolidated financial statements have been reclassified to conform with the basis of presentation used in 1997.

(b).                            Exhibit Index


          Exhibit
          Number       Description
          ------       -----------

          3(a)         Articles of Incorporation+

          (b)          By-laws of the Company+

          4(a)         Form of Common Stock Certificate of the Company+

          (b)          Form of Redeemable Common Stock Purchase Warrant+

          (c)          Form of Underwriters' Options+

          (d) Form of Warrant Agreement between the Company, American Stock Transfer & Trust Co. and Joseph Dillon & Company, Inc.+

          5(a)         Opinion of Gersten, Savage, Kaplowitz & Fredericks, LLP

          10(a) Lease between 1013418 Ontario Inc., In Trust and the Company dated February 1, 1995+

          (b) Operating Credit Line between the Company and The Bank of Nova Scotia dated July 15, 1996+

          (c) Security Agreement between the Company and The Bank of Nova Scotia dated November 21, 1994+

          (d) General Assignment by the Company to The Bank of Nova Scotia dated November 21, 1994+

          (e) Assignment of keyman life insurance by the Company to The Bank of Nova Scotia dated November 29, 1994+

          (f) Priority Agreement between the Company, The Bank of Nova Scotia, Laurbrad Holdings Limited and Jack Berkovits dated December 1, 1995+

          (g) Priority Agreement between The Bank of Nova Scotia, Jack Berkovits and Laurbrad Holdings Limited dated December 1, 1995+

          (h) Priority Agreement between the Company, The Bank of Nova Scotia and Jack Berkovits dated December 1, 1995+

          (i) Pledge and Assignment of Security Interest held by the Company in Diamante Fine Jewellery Limited and The Bank of Nova Scotia dated December 1, 1995 including General Security Agreement from Diamante Fine Jewellery Limited to the Company dated May 11, 1995.+

          (j) Guarantee of payment by 1013418 Ontario, Inc. to The Bank of Nova Scotia dated November 21, 1994+

          (k) Collateral Mortgage from 1013418 Ontario, Inc. to The Bank of Nova Scotia dated November 30, 1994+

          (l) Loan Agreement between the Company and Jack Berkovits dated May 31, 1995+

          (m)          Promissory Note of the Company to Jack Berkovits dated
                       May 31, 1995+

          (n) Security Agreement granted by the Company to Jack Berkovits dated May 31, 1995+

          (o) Loan Agreement between the Company, Jack Berkovits and Laurbrad Holdings Limited dated November 30, 1995+

          (p) Loan Agreement between the Company and Jack Berkovits dated November 30, 1995+

          (q) Promissory Note of the Company to Jack Berkovits dated November 30, 1995+

          (r) Guarantee by the Company of Diamante Fine Jewellery Limited Cookstown Mall Lease dated March 24, 1995+

          (s) Guarantee by the Company of Diamante Fine Jewellery Limited St. Jacobs Lease dated July 14, 1993+

          (t)          Promissory Note of the Company to Sherfam, Inc. dated
                       April 1, 1996+

          (u) Equipment lease between the Company and The Bank of Nova Scotia(three equipment leases substantially similar) dated April 29, 1994+

          (v) General Security Agreement from Diamante Fine Jewellery Limited to The Bank of Nova Scotia dated August 4, 1995+

          (w) Diamante Fine Jewellery Limited Guarantee of the Company's Bank Financing dated August 1, 1995+

          (x) Agreement between the Company and Diamante Fine Jewellery Limited dated May 3, 1995+

          (y) Agreement between Rent-A-Center and the Company dated November 20, 1996, as clarified by letter dated December 13, 1996+

          (a)(a)       1996 Stock Option Plan of the Company+

          (a)(b)       Form of Stock Option Certificate under 1996 Stock Option
                       Plan+

          (a)(c) Form of Lock-Up Letter by Jack Berkovits, the Berkovits Family Trust and Mr. Berkovits' two sons+

          (a)(d) Employment Agreement between the Company and Jack Berkovits dated December 20, 1996, as amended+

          (a)(e) Recission Agreement between the Company and Diamante Fine Jewellery Limited dated February 7, 1997+

          (a)(f) Purchase and Sale Agreement between Diamonair, Inc. and Litton Systems, Inc. dated November 21, 1997.

          (a)(g) Asset Purchase Agreement between the Company and Aviv, Inc. dated February 10, 1998.

          (a)(h) Employment Agreement between the Company and Gadi Beer dated February 10, 1998.

          + Documents previously filed with the Company's Registration Statement on Form SB-2