Form 20-F
period 1998-12-31
D G JEWELLERY OF CANADA LTD
filed 1999-06-21
CIK 1029631

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

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

     [] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE TRANSITION PERIOD FROM _____ TO _____

                             COMMISSION FILE NUMBER
                                     I-14600

                          D.G. JEWELLERY OF CANADA LTD.
             (Exact Name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                               1001 Petrolia Road
                         Toronto, Ontario, Canada M3J2X7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class                                     Name of Exchange
--------------                                     ----------------
Common Stock, no par value                         NASDAQ National Market System
Redeemable Common Stock Purchase Warrants

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, no par value
Redeemable Common Stock Purchase Warrants

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

5,168,000 shares of Common Stock
1,265,000 Redeemable Common Stock Purchase Warrants

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

[X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] Item 17 [ ] Item 18

                               EXCHANGE RATE DATA

         The Company maintains its books of account in Canadian dollars, but has provided the financial data in this 20-F in United States dollars with its audit conducted in accordance with generally accepted auditing standards in the United States of America. All references to dollar amounts in this 20-F are in United States dollars.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On May 31, 1999, the exchange rate was US$1.00 per Cdn$1.48.

         YEAR ENDED DECEMBER 31,     1994     1995      1996      1997      1998
         -----------------------     ----     ----      ----      ----      ----
RATE AT END OF PERIOD            $  0.7143 $  0.7353 $  0.7299 $  0.6991 $  0.6532
AVERAGE RATE DURING PERIOD            0.72      0.72      0.73      0.72    0.6745
HIGH                                  0.70      0.70      0.72      0.69    0.7061
LOW                                   0.76      0.75      0.75      0.74    0.6376

                                     PART 1

ITEM 1 - DESCRIPTION OF BUSINESS GENERAL

D.G. Jewellery of Canada, Ltd. (the "Company") is primarily engaged in the design, manufacture, merchandising and distribution of stone-set jewelry for department stores, mass merchants, catalogue showrooms, television shopping networks and other high volume retailers and major discounters. The Company is also taking advantage of non-traditional wholesale distribution outlets such as Internet wholesale advertising services, liquidation operations, and consumer product rental companies.

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

The Company's operations are divided into three divisions. The "DG Division" manufactures and distributes value priced stone-set rings and other jewelry products. The Company has operated the DG Division in Canada for 30 years. The "Aviv" division manufactures and assembles bridal jewelry. The Company acquired Aviv in February 1998, effective June 1, 1997. The "Diamonair" division assembles and distributes jewelry, primarily set with synthetic stones. The Company acquired Diamonair in November 1997.

Growth has been achieved by providing its customers with quality and service and in recent years through the D.G. Manufacturing Process, which enables the Company to provide its customers with value priced stone-set mass appeal jewelry at lower cost than many of its competitors. The Company maintains long-standing relationships with Canadian customers such as Reed's Jewellers, the Twain Group, Zellers, Inc. and The Shopping Channel. In the last three years, the Company has also focused on the much larger American market. The DG Division established a United States sales office in Tampa, Florida and currently sells products to customers such as Wal-Mart, Fred Meyer Inc., Value Vision International Inc., Suarez Corporation, which is a direct mail order company, and others, including Zales Corporation ("Zales"), the largest jewelry retailer in the United States. The Company has also utilized strategic acquisitions to increase its presence in the United States. Diamonair's customers include Finlay Fine Jewelry Corp ("Finlay"), which operates leased fine jewelry departments in department stores for retailers such as May Department Stores and Federated Department Stores. Aviv sells to Zales and Finlay, as well as many independent jewelers in the United States. In 1998, approximately 81% of the Company's sales were in the United States, as compared to 17% and 63% in 1995 and 1997, respectively.

BUSINESS STRATEGY

The Company believes that its business strategy is enabling it to become a leader in the value priced, stone- set jewelry market. The Company believes that its business strategy allows it to leverage the expertise and customer base it has established in the Canadian market to increase sales in the much larger markets of the

United States. The Company also believes that it can increase sales of its other products, including bridal jewelry, by integrating the Company's divisions. The Company's primary business strategies are as follows:

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

INTEGRATE THE AVIV AND DIAMONAIR ACQUISITIONS

The Company completed both the Aviv and Diamonair acquisitions in the last fiscal year. Although the DG Division manufactures products for Diamonair, the three divisions' operations have not been fully integrated. The Company continues to review the Aviv and Diamonair product lines to determine how to continue to manufacture more of their product lines with the DG manufacturing process. The Company has begun utilizing each division's distributions lines and customers to promote and "cross-sell" the products of the other divisions. The Company believes that it will continue this cross-promotion to increase the rate of penetration of DG's products into the US markets.

EXTEND CUSTOMER BASE AND UTILIZE NON-TRADITIONAL DISTRIBUTION LINES SUCH AS THE INTERNET

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

The Company also sells its products through non-traditional wholesale distribution outlets such as internet wholesale advertising services, liquidation operations and consumer product rental companies. The Company has recently entered into agreements to sell its products on or through Bid.com, U-Bid, Amazon.com, Lycos, Go2Net, Egghead and Shop at Home. These agreements have been assigned to Xite Jewelry.Com, Inc., which is owned 50% by the Company and 50% by the children of Jack Berkovits. Management believes that the Company's products are ideal for many of these non-traditional outlets, which usually feature moderate and lower priced products.

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

CUSTOMERS

The Company maintains a broad base of customers concentrated in four major jewelry segments: (i) department stores such as Sears Roebuck, J.C. Penney and Saks Fifth Avenue (the Company's products are also sold in certain Federated Department Stores and May Department Stores through Finlay Fine Jewelry Corp., an operator of jewelry boutiques within other department stores); (ii) specialty markets, such as The Shopping Channel (Canada), ValueVision, and Xite Jewelry.Com, Inc.; (iii) jewelry chain stores such as Zales, Gordons, Freidmans and others and (iv) mass merchandisers such as Zellers, Inc. and Wal-Mart. The Company generally does not sell pursuant to any formal or long-term contracts, although it does have a long term supply agreement with Zellers, Inc.

For the year ended December 31, 1998, three major customers accounted for approximately 36% of sales. For the year ended December 31, 1998 (AFiscal 1998"), Value Vision accounted for approximately 21% of sales. Other than ValueVision, no customer accounted for more than 10% of sales in Fiscal 1998. For the year ended on December 31, 1997, Finlay accounted for 19% of sales, Silverman Jeweller's Consultants, Inc. accounted for 14% of sales and Wal-Mart accounted for 9% sales. The loss of any of these customers or a significant reduction in their orders would have an adverse effect on the Company. The Company believes that its relationship with its customers is good.

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

Aviv offers approximately 4,000 rings, most of which are intended to be used as wedding or engagement rings. Aviv's rings are made up of precious metals, including 22 karat gold and platinum. The average wholesale price of the Aviv products is $700.00. The retail price of Aviv's better selling products range from between $500.00 and $1,500.00. Some of Aviv's diamond rings are sold for more than $5,000.

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

The Company, through each of its three divisions, offers approximately 800 earrings and pendants. Many of these products are manufactured with the D.G. Manufacturing Process, which allows the Company to produce these items at costs which are competitive with or less than the Company's competitors. The Company also designs earrings and pendants to match some of the Company's rings so that the products can be sold as a set.

MANUFACTURING PROCESS

The D.G. Manufacturing Process is a special process for producing a high-volume of low-cost multi-stone rings. The D.G. Manufacturing Process provides the Company, with a current estimated manufacturing capacity of approximately 20,000 rings per week. This process is utilized at the Toronto facility for the DG Division product line and certain Diamonair products. The Company believes that it has a reputation for its expertise in the setting of stones and the Toronto facility is presently producing an average of approximately 3,000 rings per week, but sometimes producing as much as 20,000 rings in a week. Management believes that its manufacturing capabilities distinguish it from most of its competitors and enable it to produce very competitively priced, quality and consistent products satisfying its customers' demands for mass merchandising.

The D.G. Manufacturing Process combines modern technology, mechanization and hand craftsmanship to produce fashionable and moderately priced jewelry. Its manufacturing operations involve combining pure gold with other metals to produce 10 and 14 karat gold, manufacturing cast jewelry, and finishing operations such as cleaning, polishing, diamond-cutting, engraving, plating and other jewelry work. The Company utilizes the lost-wax/cast-in-place method of jewelry manufacturing to produce high-quality gold rings, earrings, pendants and bracelets. This is based on an investment casting process used in the jewelry manufacturing industry. It entails creating wax duplicates of the items which are encased in a plaster mold. The plaster is hardened in an oven while the heat melts away the wax, leaving a hollow mold pre-set with stones in place. The mold is injected with metal, in effect reverse-mounting the stones in the jewelry. After the casting process, the jewelry undergoes a series of cleaning and polishing stages before being labeled with the retailer's price tag and bar codes and shipped. This process allows unskilled labor with virtually no training to set as many as 8,000 stones per day per stone setter. This compares to the normal setting process of a skilled setter, setting up to 150 stones per day, at a cost of up to $1.00 per stone or more. However, the percentage savings are far more significant when the intrinsic values which make up the jewelry item are lower. This is so because the greater the labor factor in the product's cost structure, the greater the percentage savings when such labor factor is reduced.

Many of the D.G. Division's manufacturing personnel are paid on a piece-work basis. Management believes this basis provides incentive to maximize productivity while at the same time, it provides the Company accuracy in cost accounting. The Company's strict quality control guidelines ensure that quality is not sacrificed for productivity. The Company uses a bar-coded tracking system for all inventory in process. When a job bag is transferred from one employee to another, it is automatically electronically 'wanded' (UPC bar coded for number of units, style, and other pertinent customer information) into that employee's custody. This has the effect of assigning responsibility for the inventory. It also causes the recipient employee to verify quality of the product prior to his commencement of work, in effect, policing the prior person's work. If the previous employee's work was substandard, the recipient would return the job to production control who would require the previous employee to correct the work with no compensation. Otherwise, the recipient would have to correct such product at no additional compensation and would further make the recipient's work more difficult as well as delaying his production. Therefore, the system is self policing.

Management believes that these significant savings will allow the Company to produce jewelry that previously did not warrant large labor costs and accordingly have not been produced by anyone else. Specifically, multi-stone sterling silver products could now be produced en masse to retail at prices geared to mass merchandiser's "customers" profiles. These products could now sell in a range from $9.99 to $49.97 retail, and project a quality and perceived value of several times that amount. Management believes the jewelry industry has avoided producing this type of product since the sterling silver metal value and the synthetic stone values did not warrant too much labor costs. The Company's lower labor costs makes it possible to produce these products profitably.

Currently, manufacturing and other operations for the Aviv product line are accomplished at the Company's facility in Texas. The lease to this factory was assigned to the Company in connection with the acquisition of Aviv. This five year old facility produces an average weekly volume of 800 rings and Management believes its current facilities have the capacity to produce approximately 4,500 rings per week

Diamonair primarily purchases products from the D.G. Division and other manufacturers in a finished condition. However, Diamonair does do some assembly, repair and packaging of its products from its facility in Cedar Knolls, New Jersey.

The manufacturing process in the jewelry industry results in great volumes of gold scrap. The Company has strict controls to minimize waste. Management believes that its manufacturing processes reduce the handling of the end jewelry product and accordingly, the quantity of jewelry scrap is greatly reduced. The scrap in the form of chips, filings, grindings and sweepings, are recovered by the Company and sent to refiners to recover the gold. The Company's recovery from refiners in 1997 and 1998 were 1,565 ounces or approximately $545,000, 4,774 ounces, and $1,406,029 respectively.

SUPPLY

The Company purchases its gold from banks, gold refiners and commodity dealers. Management believes this arrangement is sufficient to meet the Company's requirements. Gold acquired for manufacture is at least .995 fine and is combined with other metals to produce 10,14,18, or 22 karat gold. The term 'karat' refers to the gold content of alloyed gold, measured from a maximum of 24 karats (100% fine gold). Varying quantities of metals such as silver, copper, nickel and zinc are combined with fine gold to produce 10, 14, 18 or 22 karat gold of different colors. These alloys are in abundant supply and are readily available to the Company. Other precious and semi-precious stones are available from many suppliers in Canada and the United States.

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

The Company carefully inspects all materials sent and received from outside suppliers, monitors the location and status of all inventory, and has strict internal control procedures of all jewelry as it proceeds through the manufacturing process. A complete audited physical inventory of gold, silver and gemstones is taken at the Company's manufacturing and administrative facilities on an annual basis, in addition to other physical inventories during the year. The Company employs an agency to provide a security staff and has various security procedures in the hiring of personnel as well as internal-security procedures regulating employee conduct.

INSURANCE

The Company maintains primary all-risk insurance, with limits in excess of the Company's current inventory levels, to cover thefts and damage to inventory located on the Company's premises. The Company also maintains insurance covering thefts and damage to Company owned inventory located off-site. The amount of coverage available under such policies is limited and may vary by location, but generally is in excess of the value of the gold supplied by the Company. The Company maintains fidelity insurance which provides coverage against theft or embezzlement by employees of the Company. Additionally, the Company maintains director's and officer's liability insurance in the amount of cdn$10,000,000.

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

In Canada, management believes it has two primary competitors, both larger than the Company. A&A Jewelry of Scarborough, Ontario is Canada's largest jewelry manufacturer. It manufactures both casted ring products and stamped gold earrings and pendants, and its sales are both in Canada and the United States. Finecraft Industries Limited is the other major Canadian manufacturer, which also imports from the Far East.

In the United States, the market, although highly fragmented, does contain a number of major competitors many of whom import much of their product from the Far East and many of whom sell higher priced items. The United States competitors include M. Fabrikant & Sons, Inc., Samuel Aaron Inc., Simon Golub, PAJ, Inc., Nissko Jewellery Trading, World Pacific Products, Andel, Andin International Inc., Oroamerica, Inc., Dalow Industries and Michael Anthony Jewelers Inc.

PATENTS AND TRADEMARKS

The Company has received or applied for trademarks of certain product names and for patents on approximately 250 Aviv product designs. These trademarks and patents are not economically material to the Company.

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

EMPLOYEES

At March 31, 1999, the Company employed 212 persons on a full-time basis, including approximately 174 engaged in manufacturing and distribution, 14 salespeople, 17 general and administrative and 7 executives, each of whom performs various other functions such as sales and marketing.

The Company has no unions and believes its relationship with its employees is good.

ENVIRONMENTAL COMPLIANCE

Certain of the manufacturing processes utilized by the Company require the use of chemicals and other hazardous materials. The Company has an ongoing compliance program to ensure that its manufacturing processes are in compliance with environmental rules and regulations.

SEASONALITY

Retail sales of jewelry are generally weighted to the fourth quarter. For most manufacturers these sales patterns reflect a business that tends to fall one-third in the first half of the year with the remaining two-thirds in the second half of the year. The Company's sales in the first half of 1998 represent approximately 40% of total revenues.

While the Company's sales are subject to seasonal fluctuations, this fluctuation is mitigated to a degree by the early placement of orders by many of the Company's customers, particularly for the Christmas holiday season. Further, management believes that its sales and those of its customers are not as seasonally affected as most competitor's sales because many of the Company's products are lower priced goods designed for mass merchandising, which generate year round impulse purchases. In addition, the Company does not expect to be as effected because of its anticipated revenues from alternative customers such as television shopping networks and sales over the internet.

ITEM 2 - DESCRIPTION OF PROPERTY

The Company's executive and administrative offices and primary manufacturing and marketing facilities are located in a recently renovated 23,000 square foot facility in Toronto, Ontario. This facility is leased from 1001 Petrolia Road Limited Partnership, the general partner being 1013418 Ontario Inc. Jack Berkovits, Chairman, CEO and President of the Company is the sole shareholder, officer and director of that general partner. The lease is a 10 year net, net lease and expires January 31, 2005. Annual lease payments are $107,948, increasing each year by the greater of $.37 a square foot or the percentage increase in the Consumer Price Index for the Municipality of Metropolitan Toronto. Real estate taxes, utilities, maintenance and insurance cost the Company approximately $95,000 for the 12 months ended December 31, 1998. Management is of the opinion that the terms of the lease are as favorable as could be obtained from unaffiliated third parties. See "Item 13. Interest of Management in Certain Transactions."

The limited partnership owned by Mr. Berkovits originally obtained a $660,000 five year mortgage on the property from the Canadian Imperial Bank of Commerce in 1993. At March 31, 1999, the mortgage was $515,661. The loan bears interest at 7.8% and was renewed in October 1998 for an additional five years. The Company is a guarantor of this mortgage. A second mortgage was obtained to secure the Company's financing facilities with The Bank of Nova Scotia.

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

Effective as of November 21, 1997, the Company entered into a sublease for the 7,880 square foot facility in Cedar Knolls, New Jersey that Litton Systems had used to operate Diamonair prior to its acquisition by the Company. The Company has the option, upon thirty days notice, to reduce the total area which it occupies and receive a proportionate reduction in rent so long as the Company occupies at least 5,000 square feet. The sublease terminates on November 20, 1999. The Company pays annual rent of $84,789. The Company uses the facility for the assembly and storage of Diamonair products, as well as sales, design and administrative offices.

The Company believes that its facilities are adequate for the Company's current operating levels and presently foreseeable growth

ITEM 3 - LEGAL PROCEEDINGS

On May 29, 1997, Zellers, a department store chain, initiated an action against the Company in the Ontario Court of Justice (General Division) alleging a breach of contract for failure by the Company to credit certain returns to Zellers' account and to provide Zellers with replacement merchandise. Zellers had been purchasing rings from the Company pursuant to a contract which was to terminate in December 2001. Zellers sought compensatory damages of $1,800,000, punitive damages of $360,000 and counsel fees and court costs. The parties have settled the matter. The Company entered into a long term supply agreement for six years from January 1999.

On August 13, 1997, L. Luria & Son, Inc., a customer of DG Jewellery of Canada, Ltd., commenced a Chapter 11 bankruptcy action in the United States Bankruptcy Court in the Southern District of Florida. The Trustee in Bankruptcy is seeking to recover preferential transfers of approximately $133,857. The Trustee alleges, among other claims, that certain payments were fraudulent conveyance. The Company believes the allegations are without merit and intends to vigorously defend its position. The outcome of the litigation can not be presently determined.

The Company is not a party to any other material litigation nor are any such proceedings pending or threatened.

ITEM 4 - CONTROL OF REGISTRANT

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

PRINCIPAL SHAREHOLDERS

         The following table sets forth as of May 15, 1999, the names and beneficial ownership of the Company's Common Stock beneficially owned, directly or indirectly, by (i) each person who is a director or executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) all holders of 5% or more of the outstanding shares of Common Stock of the Company.

                                                AMOUNT AND NATURE OF
                                                     BENEFICIAL
    NAMES AND ADDRESS OF BENEFICIAL OWNER(1)         OWNERSHIP(2)      PERCENTAGE OF SHARES OUTSTANDING
    ----------------------------------------         ------------      --------------------------------
Jack Berkovits...............................        2,688,375(3)                   49.3%

The Berkovits Family Trust...................             426,000                    8.0%

Sheba Berkovits(4)...........................          816,000(4)                   15.4%

Gary Davis...................................           29,000(6)                      *

Leonard Fasullo..............................           20,000(5)                      *

Theodore L. Bonsignore......................                2,500                      *

Myer Feiler..................................           50,000(7)                      *

Ronald Rutman................................                   0                      *



All directors and executive officers                    2,789,875                  51.9%
as a group (6) persons.......................

* Less than one %.

      (1) Except as set forth above, the address of each individual is 1001 Petrolia Road, Toronto, Ontario, Canada M3J 2X7.

      (2) Based upon information furnished to the Company by either the directors and executive officers or obtained from the stock transfer books of the Company. The Company is informed that these persons hold the sole voting and dispositive power with respect to the Common Stock except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Stock held by each person or group of persons named above as of May 15, 1999, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of May 15, 1999, the Company had 5,299,750 shares of Common Stock outstanding, an additional 83,875 shares of Common Stock provided for issuance under the 1996 Plan, and an additional 411,375 shares of Common Stock provided for issuance under the 1998 Plan.

      (3) Includes (i) 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Mr. Berkovits and his wife are co-trustees;
            (ii) 390,000 shares of Common Stock owned by his wife and (iii) 148,375 shares issuable upon options that are currently exercisable or exercisable in the next sixty days. Does not include an aggregate of 390,000 shares of Common Stock owned by two of Mr. Berkovits' sons who are independent of their father; and (ii)133,000 shares of Common Stock underlying the Options which are not currently exercisable or exercisable in the next sixty days.

      (4) Includes 426,000 shares of Common Stock owned by the Berkovits Family Trust of which Ms. Berkovits is a co-trustee. Ms. Berkovits is the wife of Jack Berkovits.

      (5) Includes 5,000 shares issuable upon the exercise of options which exercisable in the next sixty days.

      (6) Includes 5,000 shares issuable upon the exercise of options which are exercisable in the next sixty days.

      (7) Includes 30,000 shares issuable upon the exercise of options which are exercisable in the next sixty days.

ITEM 5 - NATURE OF TRADING MARKET

Since the initial public offering of the Company's Common Stock on April 17, 1997, the Common Stock and Warrants have been traded on the NASDAQ SmallCap Market ("NASDAQ") under the symbols DGJL and DGJW, respectively, and on the Boston Stock Exchange under the symbols DGJ and DGJW. On May 27, 1999, the Company's Common Stock began trading on the NASDAQ National Market System. Prior to April 1997, there was no market for the Company's shares. There is no non-United States trading market for such securities and there is no limitation on non-Canadians owning shares of the Company's Common Stock.

The following are the high and low sales prices reported for the Company's shares as reported on NASDAQ during each quarter since such trading commenced in April 17, 1997:

                    Quarter                           High             Low
                    -------                           ----             ---
           April 18, 1997-June 30, 1997              10 1/8           4 3/4
            Third Quarter 1997                        5               1 3/4
            Fourth Quarter 1997                       2 11/16         1 3/4

           First Quarter 1998                         3 5/8           1 3/4

           Second Quarter 1998                        4 5/8           3 1/8

           Third Quarter 1998                         5 1/2           1 7/8

           Fourth Quarter 1998                        9 7/6           4 1/2

           First Quarter 1999                         9 7/6           4 1/2

           Second Quarter April 1, - May 31, 1999     8 1/2           5 7/8

As of April 30, 1999, there were 16 shareholders of record and approximately 800 beneficial owners.

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the ITA), the regulations thereunder (the "Regulations") and the current publicly announced administrative and assessing policies of Revenue Canada, Taxation. This description is not exhaustive of all possible Canadian federal income tax consequences and, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

DIVIDENDS

Dividends paid on Common Stock of the Company to a non-resident holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) as amended by the protocol signed on March 17, 1995 (the "Treaty"), provides that the normal, 25% withholding tax rate is reduced to 5% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of the 25% rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. However, the Company does not anticipate paying dividends in the near future. See Item 5, "Nature of Trading Market."

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

                                                     YEAR ENDED DECEMBER 31
                                                     ----------------------

                                                  1996        1997        1998
                                                 -------     -------     -------

                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenue                                          $14,182     $22,128      35,350

Gross Profit                                       2,807       6,450      11,495

Net Income                                           457       1,045       3,279

Net Income Per Share (Diluted)                      0.11        0.22        0.59

                                                           DECEMBER 31
                                                           -----------

Balance Sheet Data:                               1996        1997        1998
                                                 -------     -------     -------
Working capital                                  $ 3,317     $10,235     $12,408

Total assets                                      16,773      33,922      43,504

Long-term debt                                     1,081       2,865       2,696

Total liabilities                                 13,610      23,327      29,211

Shareholders' equity                               3,163      10,595      14,292

ITEM 9. MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

      The statements contained in this Form 20-F that are not historical are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the Company's expectations, intentions, beliefs or strategies regarding the future. Forward looking statements include the Company's statements regarding liquidity, anticipated cash needs and availability and anticipated expense levels. All forward looking statements included in this Form-20F are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statement. It is important to note that the Company's actual results could differ materially from those in such forward looking statements.

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

      The Company entered into a relationship with Diamante Fine Jewellery Limited ("Diamante") to handle its excess inventory. Diamante established Oromart, which has four retail jewelry stores. Once Diamante established its factory outlet stores, it provided the Company with an opportunity to sell its excess inventories on more favorable terms. The Company, by selling to Diamante then avoided the costs and losses that it had incurred in the past and afforded it a more advantageous method of dealing with its excess inventories. The Company is the primary supplier of product to Diamante and the Company's account receivable from Diamante is fully secured by all the assets of Diamante, which security interest has been pledged by the Company to The Bank of Nova Scotia for the Company's financing facilities. The Company performs certain administrative functions for Diamante.

      Generally, the Company does not provide products pursuant to long-term contracts. The Company has an exclusive jewelry supply contract with Zellers, Inc. of Canada ("Zellers") that, pursuant to its terms, is to terminate in December 2005. Sales to Zeller's were $1.6 million in 1996, $550,000 in 1997 and $1,814,000 in 1998.

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

      Sales of Diamonair products in 1998 on a non-consolidated, unaudited basis were $7,560,993 and the profit margin was approximately 41%. Diamonair purchased products from approximately 20 suppliers. The Company believes that it was able to increase the profit margin on Diamonair products sold by the Company by increasing the amount of Diamonair products manufactured by the Company using the D.G. Manufacturing Process. The Company has increased sales of Diamonair products by introducing the Diamonair products into the distribution lines used by the D.G. Division and the Aviv Divisions.

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

      Of Aviv's total sales of approximately $10.3 million, approximately $1.2 million were attributable to the New York Gold and Diamond Exchange, a retail store at Aviv's facilities in Houston, Texas. The Company does not anticipate that the cost of many of the Aviv products will be reduced significantly by the D.G. Manufacturing Process. Aviv's products generally are made with more expensive metals and stones than the Company's other products. Therefore, savings in the manufacturing process do not result in unit cost reductions that are material in relation to the total price of the Aviv jewelry. The Company also intends to increase sales of Aviv products by introducing the Aviv products to the distribution lines used by the D.G. Division and Diamonair Division.

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

      Fluctuations in the Canadian dollar against other currencies, especially the U.S. dollar, may have a material effect on the Company's results of operations. A substantial portion of the Company's sales and purchases are set in U.S. dollars or are influenced by local currency against the U.S. dollar. To date, the Company has not sought to hedge the risks associated with fluctuations in exchange rates and does not a have a policy relating to hedging.

      Many computer systems and software products worldwide will not function properly as the year 2000 approaches due to the common programming device of using just the last two digits of a year in all dates. Currently, the Company has installed new computer systems at both DG and Diamonair and is completing implementation and conversion to avoid this problem. The Company expects to implement any necessary changes in Fiscal 1999. The Company does not believe that the costs of implementing any additional necessary changes to its computer systems will have a material adverse effect on the Company.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO YEAR ENDED DECEMBER 31, 1996

      Sales for the year ended December 31, 1997 (AFiscal 1997) were $22.1 million, as compared to $14.2 million for the year ended December 31, 1996 (AFiscal 1996"). This $7.9 million, or 56%, increase was primarily due to the addition of Aviv revenue of $7.3 million and Diamonair revenue of $3.8 million. Revenue from the D.G. Division decreased by $3.2 million due to a change in the product and customer mix, which resulted in lower volumes or more expensive, higher margin goods being sold in Fiscal 1997.

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

      Interest and other expenses increased to $1.2 million in Fiscal 1997 from $923,000 in fiscal 1996. Interest expense increased by $26,000 in Fiscal 1997 to 822,000 as a result of increased borrowings, however the Company's weighted average interest rate was reduced from 6.58% in Fiscal 1996 to 5.42% in Fiscal 1997. Other expenses increased primarily due to a $280,000 write down of receivables from Zellers.

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

YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

      Sales for fiscal 1998 increased by $13,222,199 compared to fiscal 1997. This increase of 59.8% was a result of the successful integration of the Aviv and Diamonair acquisitions, as well as the increase in revenues from alternative customers, such as ValueVision. Gross profit increased by $5,044,889 and represented 32.5% of sales as compared to 29.1% in Fiscal 1997. Operating expenses increased to approximately$4,912,686 for the year ended December 31, 1998 compared to $3,651,550 for the year ended December 31, 1997. Operating expenses represented 13.9% of revenues in Fiscal 1998 compared to 16.5% in Fiscal 1997. This improvement was the result of the Company's ability to control general and administrative costs which were only partially offset by increases in selling expenses.

      Interest expenses increased by approximately $998,000 as a result of increased financing to service the Company's growth. Other expenses increased by $698,525 from $389,533 to $1,088,058 primarily as a result of the Zeller's settlement. The Company had other income of $1,082,239 in fiscal 1998, primarily as a result of the Zeller's settlement.

      Income before income taxes was $4,756,061 compared to $1,586,657, an increase of $3,165,404 or approximately 200%. As a result of the higher income, income taxes increased from $541,423 to $1,477,369 in Fiscal 1998. Net income was $3,278,692 in Fiscal 1998 as compared to net income of $1,045,234 in Fiscal 1997. This was an increase of 214%.

LIQUIDITY AND CAPITAL RESOURCES

      In April 1997, the Company completed an initial public offering in which it sold 1,265,000 shares of Common Stock and 1,265,000 Warrants. The Company realized net proceeds of $6.7 million from this offering. The Company may realize additional proceeds from the exercise of the Warrants, although there can be no assurance that such Warrants will be exercised.

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

      The Company's borrowings under the Line of Credit bear interest at Canadian prime plus 1/2% which at March 31, 1999 amounted to 6.5%. Interest on any borrowings is payable monthly. The Company is in full compliance with all of the banking covenants (including the financial covenants and ratios) and is required to report to its bankers on a monthly basis.

      The Company's obligations under the revolving credit facility are secured by a security interest on all the assets of the Company, guaranteed by Diamante, a jewelry retail chain owned by a Vice President of the Company and further secured by a mortgage on the property owned by a limited partnership controlled by Jack Berkovits and leased to the Company, which mortgage is guaranteed by the Company.

      For the year ended December 31, 1998, the Company used cash from operating activities of $5.1 million, primarily due to an increase of accounts receivable of $2.7 million and an increase in inventory of $9.7 million.

      The Company's accounts receivable net of allowances for doubtful accounts as of December 31, 1998 was $17.6 million, or 50% of revenue for Fiscal 1998. Accounts receivable is such a large percentage of sales because (i) accounts receivable include a 7% goods and services tax and a 10% federal excise tax on most Canadian sales, which taxes are not included in sales (ii) sales volume in the fourth quarter was higher than the rest of the year due to the acquisitions during the year of Aviv and Diamonair (iii) sales volume is generally higher in the fourth quarter and some customers do not pay the Company for goods until after the holiday selling season.

      The Company's inventory as of December 31, 1998 was $20.9 million, or 59% of revenue for Fiscal 1998. Inventory is such a large percentage of sales because the inventory reflects needs for all three divisions for their anticipated expansion and growth in 1999.

      At December 31, 1998, the Company had loans outstanding to its principal shareholder, Jack Berkovits, of $2.0 million and such loans bear interest at 10% per annum.

      In May 1999, the Company sold an aggregate of 615,385 shares to an investor in a private placement. This private placement resulted in net proceeds of approximately $3,700,000. The Company also issued an aggregate of 172,308 warrants in connection with the private placement.

      The Company anticipates that cash flow from operations, as well as borrowings available under the Company's existing credit line will be sufficient to satisfy the Company's credit needs for the next twelve months. In addition, the Company may sell equity securities to raise additional capital as needed.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT.

MANAGEMENT

The directors and executive officers of the Company are as follows.

          NAME                  AGE  POSITION WITH THE COMPANY       POSITION HELD SINCE
Samuel J. Berkovits........     47   Chairman of the Board, CEO and         1979
                                     President

Gary Davis.................     51   Vice President--Finance, Chief         1987
                                     Financial Officer, Controller,
                                     Treasurer, Secretary

Leonard Fasullo............     58   Vice President--Production             1989

Meyer Feiler...............     46   Director                               1998

Theodore L. Bonsignore.....     52   General Manager-Diamonair,             1998
                                     Director

Ronald Rutman .............     46   Director                               1999

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

      THEODORE L. BONSIGNORE has served as General Manager of Diamonair since May, 1998 and as a Director of the Company since July 1998. Mr. Bonsignore works for the Company an average of between fifteen - to twenty hours a week and also operates T.L. Bonsignore Management and Advisory Services, a consulting firm specializing in the jewelry industry. From 1975 to 1997, Mr. Bonsignore was employed by Krementz & CO., a jewelry manufacturer, serving as President since 1990. Mr. Bonsignore has been a director of the Jewelers Board of Trade since 1990 and has served as Chairman of that Board since 1998. Mr. Bonsignore is a certified public accountant.

      MEYER FEILER has been President of Carmen Incorporated, one of the largest jewelry companies in Canada since 1993. Mr. Feiler has worked at Carmen Incorporated since 1979.

      RONALD RUTMAN has served a a Director of the Company since March 1999. Mr. Rutman is a Chartered Accountant with the firm of Zeifman & Company where he is a partner. Mr. Rutman has been with Zeifman & Company since 1973. Mr. Rutman specializes in taxation, consulting and bank finance. He has a particular expertise in the jewelry and health care industries. He has a B.A. from the University of Toronto.

      There is no family relationship between any of the above named officers or directors.

      The term of office for directors and officers is one year.

AUDIT AND COMPENSATION COMMITTEES

The Audit Committee consists of Messrs. Rutman, Berkovits and Feiler. The responsibilities of the audit committee include recommending to the board of directors the firm of independent auditors to serve the Company, reviewing the independent auditors reports, services and results of audit, and reviewing the scope, results and adequacy of the Company's internal control procedures. The Compensation Committee consists of Messrs. Berkovits, Rutman and Feiler. The compensation committee is expected to periodically review and evaluate officers' compensation and will administer the Company's 1998 Stock Option Plan.

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

SUMMARY COMPENSATION TABLE

      The following table sets forth all cash compensation for services rendered in all capacities to the Company, for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996 paid to the Company's Chief Executive Officer, and the two other most highly compensated executive officers (the "Named Executive Officers") at the end of the above fiscal years whose total annual salary plus bonus exceeded $100,000 per annum.

---------------------------------------------------------------------------------------------------------------
        NAME AND                 YEAR/                                      RESTRICTED
        PRINCIPAL                PERIOD              ANNUAL                   STOCK     OPTIONS/       OTHER
        POSITION                 ENDED            COMPENSATION       BONUS    AWARDS      SARS      COMPENSATION
        --------                 -----            ------------       -----    ------      ----      ------------
---------------------------------------------------------------------------------------------------------------
Jack Berkovits, Chief      1998                $216,951              125,000        0      266,000  $12,000(1)
Executive Officer          1997                $197,242              187,798        0      377,500  $12,000(1)
and Chairman...........    1996                $147,061                             0               $12,000(1)
                                                                                                 0
---------------------------------------------------------------------------------------------------------------

Gadi Beer, Vice President  1998                $196,755                             0       10,000   $7,710(3)
of Sales and Marketing     1997(2)             $109,375                             0            0
Aviv...................    1996                                                     0            0
---------------------------------------------------------------------------------------------------------------

1.    Represents monthly auto allowance.
2. Mr. Beer's employment with the Company commenced on June 1, 1997, after the Company's acquisition of Aviv.
3.    Represents car allowance of $5,628 and health insurance of $2,082.

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

      The Company entered into an employment agreement with Gadi Beer, the Vice-President of Sales and Marketing of Aviv for a term of one year terminating on February 9, 2000. Mr. Beer earns an annual base salary of $120,000 and is entitled to receive 0.8% of the total sales of Aviv. Mr. Beer has agreed to a covenant not to compete with the Company for a period of three years from the date of termination of the agreement. The agreement is renewable for additional successive one year terms upon the consent of both parties.

      No other officer has an employment contract with the Company.

COMPENSATION OF DIRECTORS

      There are no standard arrangements for the payment of any fees to directors of the Company for acting in such capacity. Directors are reimbursed for expenses for attending meetings.

      The Company has adopted a 1998 Stock Option Plan pursuant to which options have been granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

      In December 1996, the board of directors and shareholders adopted the 1996 D.G. Jewelry of Canada Ltd. Stock Option Plan (the "1996 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance. All of such options have been granted.

      In February 1997, the Board granted 172,500 Options under the 1996 Plan to 20 persons, including officers, directors and key employees. The Options were to be exercisable at $4.50 per share for five years expiring February 9, 2002. On August 22, 1997, the Compensation Committee lowered the exercise price to $1.38, which was the Company's stock price on such date. On August 22, 1997, the Company granted an additional 327,500 options exercisable at $1.38 per share to Jack Berkovits. All options granted vest at the rate of 25% every six months so that the options are fully vested two years from their issuance date. The table below reflects the Options under the 1996 Stock Option Plan granted to the present officers and directors of the Company and the percentage of Options issued to such persons.

     OFFICER AND/OR DIRECTOR      EXPIRATION DATE      OPTIONS   PERCENT     EXERCISE PRICE
     -----------------------      ---------------      -------   -------     --------------
Jack Berkovits.................   (1)                  377,500    75.5%          $1.38

Gary Davis.....................   02/09/02              15,000    3.0%           $1.38

Leonard Fasullo................   02/09/02              15,000    3.0%           $1.38
-------------------------------------------------------------------------------------------

----------
(1) 327,500 of such options expire on August 21, 2002 and 50,000 expire on February 9, 2002.

      In July 1998, the Board granted 500,000 options to 42 persons including officers, directors, consultants and key employees. The options were exercisable at the following prices;

$2.77 (410,000); $3.25 (40,000); and $4.00 (50,000). All Options under the 1998
Stock Option Plan granted vest at the rate of 25% every six months so that the options are fully vested two years from their issuance date. The table below reflects the Options under the 1998 Stock Option Plan granted to the present officers and directors of the Company and the percentage of Options issued to such persons.

OFFICER AND/OR DIRECTOR       EXPIRATION DATE    OPTIONS      PERCENT       EXERCISE PRICE
-----------------------       ---------------    -------      -------       --------------
Jack Berkovits.............   07/14/03             266,000     53.2%            $2.77

Gary Davis.................   07/14/03             20,000       4.0%            $2.77

Leonard Fasullo............   07/14/03             20,000       4.0%            $2.77

Theodore L. Bonsignore        07/14/03             10,000       2.0%            $2.77

Myer Feiler                   07/14/03             60,000      12.0%            $ (1)

------------------------------------------------------------------------------------------

(1) 10,000 of such opinions are exercisable at $2.77 and the remaining 50,000 are at $4.00 per share.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

      In February 1995, the Company entered into a 10 year lease consisting of 23,000 square feet for its executive offices and manufacturing operations in North York, Ontario. The lease is with 1001 Petrolia Road Limited Partnership ("Petrolia L.P."), the general partner being 1013418 Ontario Inc. Jack Berkovits, Chairman, CEO and President of the Company, is the sole owner, officer and director of that general partner. Current rent is $107,948 and increases each year by the greater of $.37 a square foot or the percentage increase in the Consumer Price Index for the Municipality of Metropolitan Toronto. Additionally, the Company is paying real estate taxes, utilities and insurance aggregating $95,000 per year for this facility. See Item 2 - Description of Property. Management is of the opinion that the lease is on terms as favorable as obtainable from unaffiliated third parties.

      Petrolia L.P. through 1013418 Ontario, Inc., the general partner, owned by Mr. Berkovits, had obtained a five year $660,000 mortgage on the property, which was renewed in October 1998. On April 30, 1999, the principal amount outstanding was $515,661. The Company is a guarantor of this mortgage.

      Jack Berkovits loaned the Company monies from time to time for operations and working capital which sums at April 30, 1999 aggregated approximately $2.0 million and the weighted average interest rate was 10%. In 1997, the Company repaid $1.2 million of such loans, including payments to a third party, Laurbrad Holdings Limited, who had loaned funds to Mr. Berkovits. Mr. Berkovits loaned the funds to the Company on the same terms, which included a 20% annual interest rate. The rate has now been reduced to 10%.

      Diamante is a Canadian company operating under the name Oromart which has four retail jewelry stores and operates jewelry departments in six Best Value Discount Stores. Diamante is owned by a Vice President of the Company, Leonard Fasullo, who is also Diamante's President (since 1998). The inventory provided to Diamante, consists primarily of manufacturing surplus, returns or refurbished jewelry, and on occasion gold chains and watches purchased by the Company for resale to Diamante. The inventory is secured by a registered security agreement covering the assets of Diamante, which security agreement has been assigned to The Bank of Nova Scotia which holds a substantial security interest in the assets of the Company. Diamante has guaranteed the Company's bank financing and provided the bank with a direct security interest in its assets. The Company consolidated, for financial reporting purposes, with Diamante until February 7, 1997, the termination date of the agreement with Diamante reflecting the Company's control over that retail operation. The Company performs certain administrative functions for Diamante.

      Diamante leases each facility for its four stores, of which one lease is guaranteed by the Company. This lease is terminable by Diamante on 90 days written notice, and is for five years, is a net, net lease, with renewal options for a rental rate of approximately $17,000 per year plus taxes, maintenance, insurance and utilities.

      In connection with the purchase of Aviv, the Company agreed to issue the former owners of Aviv an amount of shares having a value of $325,000 based on the average closing price in April 1999 in settlement of a note in that amount. Based on the closing prices the Company will issue an aggregate of 45,145 shares. All of the former owners are presently employees of the Company

      The Company has entered into a supply agreement with Xite Jewelry.Com, Inc. ("Xite"), which is a newly formed company owned 50% by the Company and 50% by two sons of Jack Berkovits. The agreement provides that Xite will purchase jewelry from the Company on the best terms offered to the Company's other customers. In turn, Xite will sell such jewelry to or through certain internet companies who have previously entered into arrangements with the Company. The Company has assigned certain internet contracts to Xite. To date, sales through the internet do not represent a significant percentage of total sales. Xite has entered into a letter of intent with a broker-dealer to effect a public offering of its common stock. There can be no assurance that such public offering will be effectuated or what the terms of such offering would be.

      All transactions between the Company, its officers, directors, principal shareholders or affiliates are, in the opinion of management, except for the interest rate charges on a portion of Mr. Berkovits' loans which are above the market rate, on terms no less favorable to the Company then may be obtained from unaffiliated third parties. All future transactions and loans between itself and its officers, directors and 5 % shareholders to be on terms no less favorable than could be obtained from independent, unaffiliated parties and will be approved by a majority of the independent, disinterested directors of the Company.

PART II.

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.
Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.
Not applicable.

                                    PART IV.

ITEM 17. FINANCIAL STATEMENTS
See Pages F-1 to F-19

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

(a)(b)      Form of Stock Option Certificate under 1996 Stock Option Plan+

(a)(c) Form of Lock-Up Letter by Jack Berkovits, the Berkovits Family Trust and Mr. Berkovits' two sons+

(a)(d) Employment Agreement between the Company and Jack Berkovits dated December 20, 1996, as amended+

(a)(e) Recission Agreement between the Company and Diamante Fine Jewellery Limited dated February 7, 1997+

(a)(f) Purchase and Sale Agreement between Diamonair, Inc. and Litton Systems, Inc. dated November 21, 1997.+

(a)(g) Asset Purchase Agreement between the Company and Aviv, Inc. dated February 10, 1998.+

(a)(h) Employment Agreement between the Company and Gadi Beer dated February 10, 1998.+


+ Documents previously filed with the Company's Registration Statement and Post Effective Amendment thereto.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunder duly authorized.


                                      For and on Behalf of

                                      D.G. JEWELLERY OF CANADA LTD.


                                      By: /s/ GARY DAVIS
                                          --------------------------------------
                                              Gary Davis
                                              Vice President-Finance and Chief
                                              Financial Officer


Date: June 18, 1999

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1996

                         TOGETHER WITH AUDITORS' REPORT


                                TABLE OF CONTENTS

       Report of Independent Auditors                                     F-1

       Consolidated Balance Sheet                                         F-2

       Consolidated Statement of Income                                   F-3

       Consolidated Statement of Cash Flows                               F-4

       Consolidated Statement of Stockholders' Equity                     F-5

       Notes to Consolidated Financial Statements                    F-6 - 18

                   [Letterhead of Schwartz Levitsky Feldman]


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


Toronto, Ontario                                   /s/ Schwartz Levitsky Feldman
March 5, 1998                                              Chartered Accountants

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

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                      1997           1996
                                                                       $              $
Cash flows from operating activities:
    Net income                                                   1,045,234        457,028
                                                               -----------     ----------

    Adjustments to reconcile net income to
    net cash (used in) provided by
    operating activities:
         Amortization                                              389,603        197,054
         Increase in accounts receivable                        (8,325,895)    (1,848,027)
         Increase in inventory                                  (6,073,422)    (1,948,113)
         Increase in cash surrender value
            of life insurance                                     (476,445)          --
         Increase in prepaid expenses
            and sundry assets                                     (102,429)       (64,421)
         Increase in accounts payable
            and accrued expenses                                 1,908,971      1,186,529
         Increase in income taxes payable                          415,146        300,940
         Decrease in deferred income taxes                            --           (5,182)
                                                               -----------     ----------

         Total adjustments                                     (12,264,471)    (2,181,220)
                                                               -----------     ----------

         Net cash used in operating activities                 (11,219,237)    (1,724,192)
                                                               -----------     ----------

    Cash flows from investing activities:
         Purchases of property, plant and
            equipment                                           (1,491,736)      (274,845)
         Purchase of goodwill                                   (1,200,000)          --
         Proceeds from disposal of property,
            plant and equipment                                       --           10,935
                                                               -----------     ----------

         Net cash used in investing activities                  (2,691,736)      (263,910)
                                                               -----------     ----------

    Cash flows from financing activities:
         Proceeds from/(repayment of)
            loans payable                                        3,802,343       (303,488)
         Issuance of capital stock                               6,705,382           --
         Deferred public issue costs                                  --         (131,777)
         Redemption of capital stock                               (81,067)          --
                                                               -----------     ----------

         Net cash provided by (used in) financing activities    10,426,658       (435,265)
                                                               -----------     ----------

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                          1997             1996
                                                           $                $
Effect of foreign currency exchange
    rate changes                                      (314,723)          20,966
                                                   -----------       ----------

Net increase in bank indebtedness and
    cash equivalents                                (3,799,038)      (2,402,401)
Bank indebtedness and cash equivalents
    - Beginning of year                             (8,321,794)      (5,919,393)
                                                   -----------       ----------

    - End of year                                  (12,120,832)      (8,321,794)
                                                   ===========       ==========

Interest paid                                          822,215          827,864
                                                   ===========       ==========

Income taxes paid                                       43,000             --
                                                   ===========       ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                 Common      Issued and
                                                  Stock     Outstanding                             Cumulative
                                              Number of          Common                 Retained   Translation
                                                 Shares        Warrants     Amount      Earnings   Adjustments
                                                 ------        --------     ------      --------   -----------
                                                                               $             $             $
       Balance as of December 31, 1995        3,900,000              -          84     2,750,998      (65,677)

       Foreign currency translation                  -               -          -             -         20,966

       Net income for the year                       -               -          -        457,028            -
                                              ---------       ---------  ---------     ---------     --------

       Balance as of December 31, 1996        3,900,000              -          84     3,208,026      (44,711)

       Common stock issued (note 13)          1,265,000       1,265,000  6,700,743            -             -

       Foreign currency translation                  -               -          -             -      (314,723)

       Net income for the year                       -               -          -      1,045,234            -
                                              ---------       ---------  ---------     ---------     --------

       Balance as at December 31, 1997        5,165,000       1,265,000  6,700,827     4,253,260     (359,434)
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

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
(AMOUNTS EXPRESSED IN US DOLLARS)

6.    PROPERTY, PLANT AND EQUIPMENT

                                                          1997        1996
                                                           $           $
      Office equipment                                 327,565     165,569
      Machinery and manufacturing equipment          1,025,183     268,561
      Computer equipment and software                  189,653     140,118
      Automobile                                         6,000        --
      Leasehold improvements                           340,906     208,459
      Waxes and moulds                               1,466,264   1,081,129
                                                     ---------   ---------

              Cost                                   3,355,571   1,863,836
                                                     ---------   ---------

      Less: Accumulated amortization
            Office equipment                           130,512     110,960
            Machinery and manufacturing equipment      265,913     169,440
            Computer equipment and software            121,260     111,426
            Automobile                                    --          --
            Leasehold improvements                      68,795      37,794
            Waxes and moulds                           880,943     689,555
                                                     ---------   ---------

                                                     1,467,423   1,119,175
                                                     ---------   ---------

      Net                                            1,888,148     744,661
                                                     =========   =========

7.    GOODWILL

                                                        1997          1996
                                                         $             $
      Cost                                         1,483,848       283,848
      Less:  Accumulated amortization                147,239       105,885
                                                   ---------       -------

      Net                                          1,336,609       177,963
                                                   =========       =======

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

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
(AMOUNTS EXPRESSED IN US DOLLARS)

11.   CLASS B REDEEMABLE SPECIAL STOCK

                                                       1997               1996
                                                         $                  $
           Redeemable Special Stock

           11,111  Class B special stock                 -              81,067
           Less:  Current portion                        -              81,067
                                                  ---------          ---------

                                                         -                  -
                                                  =========          =========

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

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
(AMOUNTS EXPRESSED IN US DOLLARS)

13.   CAPITAL STOCK

      a)    D.G. Jewellery of Canada Ltd.

            Authorized

            An unlimited number of common stock

            Issued

                                                                         1997           1996
                                                                           $              $
                    5,165,000   Common stock (3,900,000 in 1996)    6,587,602             84
                    1,265,000   Warrants                              113,225             -
                                                                    ---------          -----

                                                                    6,700,827             84
                                                                    =========          =====

      b) All authorized classes of capital stock, other than common stock, were eliminated during 1997.

      c) During the year, the company issued 1,265,000 common shares and 1,265,000 warrants as follows:

            Proceeds received from issuance                       $   7,716,500

            Issue expenses (net of income taxes)                      1,015,757
                                                                  -------------

            Net proceeds                                          $   6,700,743
                                                                  =============

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

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
(AMOUNTS EXPRESSED IN US DOLLARS)

18.   SEGMENTED INFORMATION

           a)   Sales to Major Customers

                                                                         1997           1996
                Sales to major customers                        $  18,042,967  $   2,659,931
                Percentage of total sales                                 82%            19%

                Accounts receivable due from major customers    $  14,446,215  $   2,038,420
                Percentage of total accounts receivable                   84%            28%

                Ongoing credit evaluations of each customer's financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

           b)   Sales by Geographic Area

                                                             1997           1996
                                                               $              $
                Canada                                  7,848,152     10,991,826
                United States of America               13,909,306      3,093,148
                Other                                     325,478             -
                                                       ----------     ----------

                                                       22,082,936     14,084,974
                                                       ==========     ==========

           c)   Net Income by Geographic Area

                The company's accounting records do not readily provide information on net income by geographic area. Management is of the opinion that the proportion of net income based principally on sales, presented below, would fairly present the results of operations by geographic area.

                                                            1997           1996
                                                              $              $
                Canada                                   371,458        356,660
                United States of America                 658,371        100,368
                Other                                     15,405             -
                                                       ---------        -------

                                                       1,045,234        457,028
                                                       =========        =======

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
(AMOUNTS EXPRESSED IN US DOLLARS)

18.   SEGMENTED INFORMATION (cont'd)

           d)   Identifiable Assets by Geographic Area

                                                        1997           1996
                                                          $              $
                Canada                             2,200,171      1,863,836
                United States of America           1,155,400             -
                                                   ---------      ---------

                                                   3,355,571      1,863,836
                                                   =========      =========

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