Form 20-F/A
period 1998-12-31
D G JEWELLERY OF CANADA LTD
filed 1999-06-25
CIK 1029631

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         D.G. JEWELLERY OF CANADA, LTD.

                               AMENDMENT NO. 2 TO

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

                                    PART IV.

ITEM 17. FINANCIAL STATEMENTS
See Pages 1 to 19

ITEM 18. FINANCIAL STATEMENTS
Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

(a).  See the Exhibit to the Financial Statements.

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


                                      For and on Behalf of

                                      D.G. JEWELLERY OF CANADA LTD.


                                      By: /s/ GARY DAVIS
                                          --------------------------------------
                                              Gary Davis
                                              Vice President-Finance and Chief
                                              Financial Officer


Date: June 25, 1999

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

                         TOGETHER WITH AUDITORS' REPORT

                          D.G. JEWELLERY OF CANADA LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  AS OF DECEMBER 31, 1998 AND DECEMBER 31, 1997

                         TOGETHER WITH AUDITORS' REPORT


                                TABLE OF CONTENTS

Report of Independent Auditors                                           1

Consolidated Balance Sheets                                              2

Consolidated Statements of Income                                        3

Consolidated Statements of Cash Flows                                    4

Consolidated Statements of Stockholders' Equity                          5

Notes to Consolidated Financial Statements                          6 - 20

                 [Letterhead of Schwartz Levitsky Feldman LLP]


                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of D.G. Jewellery of Canada Ltd.


We have audited the accompanying consolidated balance sheets of D.G. Jewellery of Canada Ltd. (incorporated in Canada) as of December 31, 1998 and 1997 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the management of D.G. Jewellery of Canada Ltd. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of D.G. Jewellery of Canada Ltd. as of December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for each of the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles in the United States of America.


                                              /s/ Schwartz Levitsky Feldman LLP
Toronto, Ontario
March 17, 1999                                Chartered Accountants

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                   1998            1997
                                                                     $               $
                                     ASSETS
CURRENT ASSETS

    Cash                                                        305,784         361,347
    Accounts receivable (notes 3, 8 and 10)                  18,974,743      17,197,875
    Inventory (notes 4, 8 and 10)                            20,887,122      12,852,760
    Cash surrender value of life insurance (note 5)              57,232         476,445
    Prepaid expenses and sundry assets                           25,845         169,696
                                                             ----------      ----------

                                                             40,250,726      31,058,123

PROPERTY, PLANT AND EQUIPMENT (notes 6, 8 and 10)             1,974,300       1,888,148

GOODWILL (note 7)                                             1,278,879       1,336,609
                                                             ----------      ----------

                                                             43,503,905      34,282,880
                                                             ==========      ==========


APPROVED ON BEHALF OF THE BOARD

                               Director
-------------------------------

                               Director
-------------------------------

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                1998           1997
                                                                  $              $
                                   LIABILITIES
CURRENT LIABILITIES

    Bank indebtedness (note 8)                            18,855,201     12,482,179
    Accounts payable and accrued expenses (note 9)         5,016,172      3,891,394
    Income taxes payable                                   2,209,470      1,008,548
    Current portion of loans payable (note 10)               434,788      3,441,109
                                                          ----------     ----------

                                                          26,515,631     20,823,230

LOANS PAYABLE (note 10)                                    2,695,835      2,864,997
                                                          ----------     ----------

                                                          29,211,466     23,688,227
                                                          ----------     ----------

COMMITMENTS AND CONTINGENCIES (notes 16 and 17)

                              STOCKHOLDERS' EQUITY

CAPITAL STOCK (note 11)                                    6,704,986      6,700,827

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (note 12)       55,501       (359,434)

RETAINED EARNINGS                                          7,531,952      4,253,260
                                                          ----------     ----------

                                                          14,292,439     10,594,653
                                                          ----------     ----------

                                                          43,503,905     34,282,880
                                                          ==========     ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                                 1998                1997
                                                                   $                   $
Net sales                                                  35,350,022          22,127,825

Cost of sales                                              23,855,178          15,677,870
                                                           ----------          ----------

Gross profit                                               11,494,844           6,449,955

    Other income                                            1,082,239                  -
                                                           ----------          ----------

Gross earnings                                             12,577,083           6,449,955
                                                           ----------          ----------

Operating expenses

    Selling                                                 2,305,130           1,188,308
    General and administrative                              2,607,556           2,463,242
                                                           ----------          ----------

                                                            4,912,686           3,651,550
                                                           ----------          ----------

Operating income                                            7,664,397           2,798,405
                                                           ----------          ----------

Interest expenses                                           1,820,278             822,215
Other expenses                                              1,088,058             389,533
                                                           ----------          ----------

                                                            2,908,336           1,211,748
                                                           ----------          ----------

Income before income taxes                                  4,756,061           1,586,657

Provision for income taxes (note 13)                        1,477,369             541,423
                                                           ----------          ----------

Net income                                                  3,278,692           1,045,234
                                                           ==========          ==========

Earnings per common share (note 14)                              0.63                0.22
                                                           ==========          ==========

Earnings per common share assuming dilution (note 14)            0.59                0.22
                                                           ==========          ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                              1998           1997
                                                               $              $
Cash flows from operating activities:
    Net income                                           3,278,692      1,045,234
                                                       -----------    -----------

    Adjustments to reconcile net income to
    net cash used in operating activities:
         Amortization                                      509,871        389,603
         Increase in accounts receivable                (2,726,285)    (8,325,895)
         Increase in inventory                          (9,712,446)    (6,073,422)
         Decrease (increase) in cash surrender value
            of life insurance                              397,006       (476,445)
         Decrease (increase) in prepaid expenses
            and sundry assets                              137,778       (102,429)
         Increase in accounts payable
            and accrued expenses                         1,487,961      1,908,971
         Increase in income taxes payable                1,512,698        415,146
                                                       -----------    -----------

         Total adjustments                              (8,393,417)   (12,264,471)
                                                       -----------    -----------

         Net cash used in operating activities          (5,114,725)   (11,219,237)
                                                       -----------    -----------

    Cash flows from investing activities:
         Purchases of property, plant and
            equipment                                     (659,383)    (1,491,736)
         Purchase of goodwill                                 --       (1,200,000)
                                                       -----------    -----------

         Net cash used in investing activities            (659,383)    (2,691,736)
                                                       -----------    -----------

    Cash flows from financing activities:
         Proceeds from bank indebtedness                 6,373,022      4,018,732
         Proceeds from/(repayment of)
            loans payable                               (2,829,520)     3,802,343
         Issuance of capital stock                           4,325      6,705,382
         Redemption of capital stock                          --          (81,067)
                                                       -----------    -----------

         Net cash provided by financing activities       3,547,827     14,445,390
                                                       -----------    -----------

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(AMOUNTS EXPRESSED IN US DOLLARS)

                                                          1998             1997
                                                           $                $
Effect of foreign currency exchange
    rate changes                                     2,170,718         (314,723)
                                                    ----------       ----------

Net increase (decrease) in cash and
    cash equivalents                                   (55,563)         219,694
Cash and cash equivalents
    - Beginning of year                                361,347          141,653
                                                    ----------       ----------

    - End of year                                      305,784          361,347
                                                    ==========       ==========

Interest paid                                        1,789,275          822,215
                                                    ==========       ==========

Income taxes paid                                          nil           43,000
                                                    ==========       ==========

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

                                          Common    Issued and
                                           Stock   Outstanding                             Cumulative
                                       Number of        Common                 Retained   Translation
                                          Shares      Warrants     Amount      Earnings   Adjustments
                                                                       $             $             $
                                       ---------     ---------  ---------     ---------   -----------
Balance as of December 31, 1996        3,900,000            -          84     3,208,026       (44,711)

Common stock issued (note 11)          1,265,000     1,265,000  6,700,743            -             -

Foreign currency translation                  -             -          -             -       (314,723)

Net income for the year                       -             -          -      1,045,234            -
                                       ---------     ---------  ---------     ---------        ------

Balance as at December 31, 1997        5,165,000     1,265,000  6,700,827     4,253,260      (359,434)

Common stock issued (note 11)              3,000            -       4,159            -             -

Foreign currency translation                  -             -          -             -        414,935

Net income for the year                       -             -          -      3,278,692            -
                                       ---------     ---------  ---------     ---------        ------

Balance as at December 31, 1998        5,168,000     1,265,000  6,704,986     7,531,952        55,501
                                       =========     =========  =========     =========        ======

   The accompanying notes are an integral part of these financial statements.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       1.  BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

           These financial statements consolidate, using the purchase method, the accounts of the company and its two wholly-owned subsidiaries, Diamonair, Inc. and Aviv, Inc. All material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries to December 31, 1998 and December 31, 1997.

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

           ii)  Bank indebtedness and Cash Equivalents

                Bank indebtedness and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

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

           v)   Accounts Receivable and Accounts Payable

                In certain instances, the company's practice is to sell to and purchase from the same entities. In such circumstances, on a periodic basis, the payable is set-off against the receivable as payment. Until such time as such a set-off occurs, the respective receivable and payable amounts are reported on a gross basis. At year end, amounts owing to the company from customers who participate in this practice was approximately $1,050,000 ($100,000 as at December 31, 1997). Of this amount,
                $287,000 ($35,000 as at December 31, 1997) was owed to these customers as at December 31, 1998.

           vi)  Inventory

                Raw materials and work-in-process are valued at the lower of cost (first-in, first-out basis) or market.

                Finished goods are valued at the lower of cost or market. Cost is calculated using selling price less normal gross margin.

           vii) Amortization of capital assets

                Amortization of capital assets is provided over the estimated useful lives of the assets, principally using the declining balance method.

          viii) Goodwill

                Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 25 to 40 years.

           ix)  Sales

                Sales represents the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

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

           xi)  Accounting Changes

                On January 1, 1997, the company adopted the provision of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Adoption of SFAS No. 121 did not have a material impact on the company's result of operations.

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

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (cont'd)

          xiii) Net Income and Fully Diluted Net Income Per Weighted Average Common Stock

                Net income per common stock is computed by dividing net income for the year by the weighted average number of common stock outstanding during the year.

                Fully diluted net income per common stock is computed by dividing net income for the year by the weighted average number of common stock outstanding during the year, assuming that all stock options as described in note 11 were exercised. Stock warrants as described in note 11 have not been included in the fully diluted net income per common stock calculations as their inclusion would have been anti-dilutive.

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

       3.  ACCOUNTS RECEIVABLE

                                                             1998           1997

                                                               $              $
           Accounts receivable                         19,279,616     17,690,675
           Less:  Allowance for doubtful accounts         304,873        492,800
                                                       ----------     ----------

           Accounts receivable, net                    18,974,743     17,197,875
                                                       ==========     ==========

           Subsequent to December 31, 1998, an account receivable of $1,327,315 was used to secure a six year supply contract with the customer. The supply contract will commence on January 1, 1999.

       4.  INVENTORY

           Inventory comprised of the following:

                                                            1998          1997

                                                              $             $
           Raw materials                               4,502,270     2,244,686
           Work-in-process                               426,456       590,778
           Finished goods                             15,958,396    10,017,296
                                                      ----------    ----------

                                                      20,887,122    12,852,760
                                                      ==========    ==========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       5.  CASH SURRENDER VALUE OF LIFE INSURANCE

           The cash surrender value of life insurance represents the value of life insurance policies of the former directors of Aviv, Inc.

       6.  PROPERTY, PLANT AND EQUIPMENT

                                                                   1998          1997

                                                                     $             $
           Office equipment                                     315,861       327,565
           Machinery and manufacturing equipment              1,000,806     1,025,183
           Computer equipment and software                      396,637       189,653
           Automobile                                             6,000         6,000
           Leasehold improvements                               362,570       340,906
           Waxes and moulds                                   1,677,943     1,466,264
                                                              ---------     ---------

           Cost                                               3,759,817     3,355,571
                                                              ---------     ---------

           Less:   Accumulated amortization
                   Office equipment                             165,164       130,512
                   Machinery and manufacturing equipment        346,023       265,913
                   Computer equipment and software              148,507       121,260
                   Automobile                                     3,000            -
                   Leasehold improvements                       112,306        68,795
                   Waxes and moulds                           1,010,517       880,943
                                                              ---------     ---------

                                                              1,785,517     1,467,423
                                                              ---------     ---------

           Net                                                1,974,300     1,888,148
                                                              ---------     ---------

       7.  GOODWILL
                                                                   1998          1997

                                                                     $             $

           Cost                                               1,452,506     1,483,848
           Less:  Accumulated amortization                      173,627       147,239
                                                              ---------     ---------

           Net                                                1,278,879     1,336,609
                                                              =========     =========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       8.  BANK INDEBTEDNESS

           The bank loan bears interest at the bank's prime lending rate plus 3/4% per annum depending on key financial ratios (7.25% at December 31, 1998 and 8.0% at December 31, 1997) with interest payable monthly. The weighted average interest rates incurred on the bank loan were 7.13% and 5.42% per annum for the years ended December 31, 1998 and December 31, 1997 respectively. As security, the company has provided a general assignment of accounts receivable, a general security agreement constituting a first charge over all present and future personal property of the company and an assignment of key man life insurance of a director of $652,188 payable to the bank as of December 31, 1998 and $704,225 as of December 31, 1997. The available line of credit under the bank loan amounted to $18,913,455 as at December 31, 1998.

           The company also provided to the bank an assignment of accounts receivable, and a general security agreement constituting a first charge over all present and future property with UCC filings of security in the appropriate jurisdictions of its subsidiary companies, as well as hypothecation of all the shares of these subsidiaries. (See note 1). Furthermore, an affiliated company (owned wholly by the company's majority stockholders) has provided a general security agreement constituting a first charge over its present and future property and a corporate guarantee secured by a collateral mortgage providing a second fixed charge over its property. Furthermore, the company also provided to the bank an assignment of all security taken by the company from a related party, Diamante Fine Jewellery Limited, over which it has effective control. Certain stockholders have provided a postponement of their loans to the company.

           The facility contains covenants specifying minimum and maximum selected financial ratios. The agreement contains restrictions on changes in ownership and line of business, on further encumbrances of assets and on the guarantees and other contingent liabilities.

       9.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                         1998            1997

                                                           $               $
           Trade payables                            4,454,250      3,240,877
           Accrued expenses                            561,922        650,517
                                                     ---------      ---------

                                                     5,016,172      3,891,394
                                                     =========      =========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       10. LOANS PAYABLE

                                                                                     1998                 1997
                                                                                       $                    $
           a)   Loans from stockholders

                Loans are secured by a general assignment of the company's assets subject to the prior encumbrances disclosed in note 8, subordinated to the company's banker, bear interest at 12% per annum (10% for 1997) and not subject to specified
                terms of repayments                                              2,297,267           1,965,148

           b)   Loan is provided by the company's banker, subject to the
                encumbrances disclosed in note 8, bearing interest at the prime lending rate of the company's bank plus 1% per annum, repayable in 24 equal monthly instalments plus interest
                with the final payment due in November 2000                        833,356           1,369,327

           c)   Loan is provided by the bankers of Aviv, Inc., with no
                specific terms of repayment                                             -            2,971,631
                                                                                 ---------           ---------

                                                                                 3,130,623           6,306,106

                Less:   Current portion                                            434,788           3,441,109
                                                                                 ---------           ---------

                                                                                 2,695,835           2,864,997
                                                                                 =========           =========

                Aggregate maturities of loans payable are as follows:
                                                                                     1998                 1997

                                                                                       $                    $

                Repayable during the following periods:
                    Within one year                                                434,788           3,441,109
                    Over one year but not exceeding two years                      398,568             468,690
                                                                                 ---------           ---------

                                                                                   833,356           3,909,799
                                                                                 =========           =========

                The weighted average interest rates per annum incurred were 9.9% for the year ended December 31, 1998 and 9.5% for the year ended December 31, 1997.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       11. CAPITAL STOCK

           a)   Authorized

                    An unlimited number of common stock

                    Issued
                                                                        1998           1997
                                                                          $              $
                    5,168,000   Common stock (5,165,000 in 1997)   6,591,761      6,587,602
                    1,265,000   Warrants                             113,225        113,225
                                                                   ---------      ---------

                                                                   6,704,986      6,700,827
                                                                   =========      =========

           b) During 1997, the company issued 1,265,000 common shares and 1,265,000 warrants as follows:

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

                As at December 31, 1998, the company had warrants outstanding to purchase 1,265,000 shares of the common stock at $6.25 per share. The warrants expire in 2001.

           d) In December, 1996, the board of directors and stockholders adopted the 1996 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1996 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance. The 1996 Plan is administered by the board of directors.

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

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       11. CAPITAL STOCK   (cont'd)

           d)   (cont'd)

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

                The Board has granted 500,000 Options to date under the 1996 Plan to 10 persons, including officers, directors and key employees. The options are exercisable at $1.38 per share for five years expiring February 9, 2002.

                These options were not exercisable until August 20, 1997 at which time they were able to be exercised up to 25% of the amount of shares issueable under the Options, and an additional 25% each six month anniversary date thereafter.

                As at December 31, 1998, 3,00o of these options have been exercised (nil in 1997).

           e) In July 1998, the board of directors and stockholders adopted the 1998 D.G. Jewellery of Canada Ltd. Stock Option Plan (the "1998 Plan"), pursuant to which 500,000 shares of Common Stock are provided for issuance. The 1998 Plan is administered by the board of directors.

                The 1998 Plan is for a period of ten years, expiring on July 14, 2008. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. Options granted under the 1998 Plan may be exercisable for up to ten years, may require vesting, and shall be an exercise price all as determined by the board.

                The exercise price of an option may not be less than the fair market value per share of Common Stock on the date the option is granted an order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of granting of the options.

                Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1998 Plan.

                The 1998 Plan may be terminated or amended at any time by the board of directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the 1998 Plan may not be increased without the consent of the stockholders of the Company.

                The Board has granted 500,000 Options to date under the 1998 Plan to 34 persons, including officers, directors and key employees. The options are exercisable at $2.77 per share for five years expiring February 9, 2002.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       11. CAPITAL STOCK   (cont'd)

           e)   (cont'd)

                These options were not exercisable until January 14, 1999 at which time they were able to be exercised up to 25% of the amount of shares issuable under the Options, and an additional 25% each six month anniversary date thereafter.

                None of these options have been exercised to date.

           f) The underwriters for the issuance of the common shares in 1997 hold options to acquire 110,000 common shares at $9.90 and 110,000 warrants at 16.5(cent). This option expires in 2002.

       12. COMPREHENSIVE INCOME

           The company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" as of January 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does not affect net income or total stockholders' equity. The components of comprehensive income are as follows:

                                                                                           1998           1997
                                                                                             $              $
           Net income                                                                 3,278,692      1,045,234
           Other comprehensive income (loss):
                Foreign currency translation adjustments                                414,935      (314,723)
                                                                                      ---------     ----------

           Comprehensive income                                                       3,693,627        730,511
                                                                                      =========     ==========

           The components of accumulated other comprehensive income (loss) are as follows:

           Accumulated other comprehensive loss, December 31, 1996                                  $ (44,711)

           Foreign currency translation adjustments for the year ended
                December 31, 1997                                                                    (314,723)
                                                                                                    ----------

           Accumulated other comprehensive loss, December 31, 1997                                   (359,434)

           Foreign currency translation adjustments for the year ended
                December 31, 1998                                                                     414,935
                                                                                                    ----------

           Accumulated other comprehensive income, December 31, 1998                                $  55,501
                                                                                                    ==========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       12. COMPREHENSIVE INCOME (cont'd)

           The foreign currency translation adjustments are not currently adjusted for income taxes since the company is situated in Canada and the adjustments relate to the translation of the financial statements from Canadian dollars into United States dollars done only for the convenience of the reader as disclosed in note 1 (xii).

       13. INCOME TAXES

           The provision for income taxes is current and is calculated based on the Federal, State and Provincial rates.

       14. EARNINGS PER COMMON SHARE

           The company has adopted Statement No. 128, Earnings Per Share, which requires presentation, in the consolidated statement of income, of both basic and diluted earnings per share.


                                                                        1998           1997
                                                                          $              $
           Average common stock outstanding                        5,165,090      4,743,333
           Average common stock issuable                             393,251         62,137
                                                                   ---------      ---------

           Average common stock outstanding assuming dilution      5,558,341      4,805,470
                                                                   =========      =========

           The outstanding warrants and underwriters' options were not included in the computation of earnings per common stock assuming dilution because the exercise prices were greater than the average market price of the common stock.

       15. RELATED PARTY TRANSACTIONS

                                                                 1998       1997
                                                                   $          $
           Rent paid to a company owned by stockholders       115,502    100,605
           Interest paid to stockholders                      178,103    217,724

           (See additional related party transactions disclosure in notes 10 and 17).

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       16. COMMITMENTS

           The company has an operating lease for leasehold improvements and premises which extends through January 31, 2005. Rental and leasing expenses for the year ended December 31, 1998 under this lease agreement was $115,502.

           Future minimum rental payments as of December 31, 1998 under the operating lease agreement are as follows:

           Payable during the following periods:
                Within one year                                     $    104,377

                Over one year but not exceeding two years                111,878
                Over two years but not exceeding three years             119,378
                Over three years but not exceeding four years            126,878
                Over four years but not exceeding five years             134,378
                Thereafter                                               145,576
                                                                    ------------

                                                                    $    742,465
                                                                    ============

       17. CONTINGENCIES

           The company is contingently liable under contested lawsuits amounting to approximately $265,000. In the opinion of management there is no merit for these claims and the company has filed counter claims. No provision has been recorded in the accounts for possible losses or gains. Should any expenditures be incurred by the company for the resolution of these lawsuits, they will be charged to the operations of the year in which such expenditures are incurred.

           The company is contingently liable to a mortgage corporation for the guarantee of a mortgage in the amount of approximately $533,000 given to a party related to the major stockholders of the company.

       18. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

           The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       19. SEGMENTED INFORMATION

           a)   Sales to Major Customers

                                                                        1998           1997

                Sales to major customers                         $23,487,403  $  18,042,967
                Percentage of total sales                                66%            82%

                Accounts receivable due from major customers     $10,905,973  $  14,446,215
                Percentage of total accounts receivable                  62%            84%

                Ongoing credit evaluations of each customer's financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

           b)   Sales by Geographic Area

                                                             1998           1997
                                                               $              $
                United States of America               28,568,376     13,909,306
                Canada                                  6,729,624      7,848,152
                Other                                      52,022        370,367
                                                       ----------     ----------

                                                       35,350,022     22,127,825
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

                                                           1998           1997
                                                             $              $
                United States of America              2,649,699        658,371
                Canada                                  624,168        371,458
                Other                                     4,825         15,405
                                                      ---------      ---------

                                                      3,278,692      1,045,234
                                                      =========      =========

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       19. SEGMENTED INFORMATION (cont'd)

           d)   Identifiable Assets by Geographic Area

                                                                1998           1997
                                                                  $              $
                United States of America                   1,273,581      1,155,400
                Canada                                     2,486,236      2,200,171
                                                          ----------  -------------

                                                           3,759,817      3,355,571
                                                          ==========  =============

           e)   Purchases From Major Suppliers
                                                                1998           1997

                Purchases from major suppliers            $8,993,250  $   6,928,865
                Percentage of total purchases                    36%            48%

                Accounts payable due to major suppliers   $1,276,632  $   1,815,001
                Percentage of total suppliers                    29%            56%

       20. OTHER SUPPLEMENTAL INFORMATION

           The following items were included in the statements of income:

                                                                   1998        1997
                                                                     $           $
           Amortization of property, plant and equipment        484,383     348,248
           Amortization of goodwill                              40,442      41,355
                                                              ---------     -------

                                                                524,825     389,603
                                                              =========     =======

           Operating lease rentals for rental premises          313,862     255,968
                                                              =========     =======

           Interest expense on
                -  bank indebtedness                          1,413,186     604,490
                -  loans payable                                260,706     217,725
                -  other                                        146,386          -
                                                              ---------     -------

                                                              1,820,278     822,215
                                                              =========     =======

D.G. JEWELLERY OF CANADA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
(AMOUNTS EXPRESSED IN US DOLLARS)

       21. COMPARATIVE FIGURES

           Certain figures in the December 31, 1997 consolidated financial statements have been reclassified to conform with the basis of presentation used in 1998.